SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

August 3, 2004

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: Press Release dated July 20, 2004 re. France Telecom Management Report for the six months ended June 30, 2003 and 2004

France Télécom

Management Report

Six months ended

June 30, 2004 and 2003

Disclaimer

This English language translation of the Management Report prepared in French has been provided solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsability in this regard.

	3.1.3	Operating Income Before Depreciation and Amortization, Operating Income, and Investments in Tangible and Intangible Assets Excluding Licenses for Segment Orange	27

	3.1.4	Orange France Component	28

	3.1.5	Orange United Kingdom Component	29

	3.1.6	Orange Rest of the World Component	31

	3.1.7	Orange Group Shared Functions	34

3.2	WANADOO SEGMENT		34

	3.2.1	Operating Indicators for the Wanadoo Segment	36

	3.2.2	Revenues of the Wanadoo Segment	36

	3.2.3	Operating Income Before Depreciation and Amortization, Operating Income, and Investments in Tangible and Intangible Assets for Segment Wanadoo	37

	3.2.4	Access, Portals, e-Merchant Component	37

	3.2.5	Directories Component	39

3.3	FIXED LINE, DISTRIBUTION, NETWORKS, LARGE CUSTOMERS AND OPERATORS SEGMENT		42

	3.3.1	Operating Indicators for the Fixed Line, Distribution, Networks, Large Customers and Operators Segment	42

	3.3.2	Revenues for the Fixed Line, Distribution, Networks, Large Customers and Operators Segment	43

	3.3.3	Operating Income Before Depreciation and Amortization, Operating Income and Investments in Tangible and Intangible Assets for the Fixed Line, Distribution, Networks, Large Customers and Operators Segment	48

3.4	EQUANT SEGMENT		49

	3.4.1	Operating Indicators for the Equant Segment	49

	3.4.2	Revenues for the Equant Segment	50

3.5	SEGMENT TP GROUP		52

	3.5.1	Operating Indicators for the TP Group Segment	52

	3.5.2	Revenues for the TP Group Segment	53

	3.5.3	Operating Income Before Depreciation and Amortization, Operating Income and Investments in Tangible and Intangible Assets for the TP Group Segment	54

3.6	OTHER INTERNATIONAL SEGMENT		55

	3.6.1	Operating Indicators for the Other International Segment	55

	3.6.2	Revenues for the Other International Segment	57

		3.6.3	Operating Income Before Depreciation and Amortization, Operating Income and Investments in Tangible and Intangible Assets for Other International Segment	57

4.	FROM OPERATING INCOME TO NET INCOME OF THE GROUP			58

	4.1	NET INTEREST EXPENSES AND NET FOREIGN EXCHANGE GAIN/LOSS		58

	4.2	CURRENT INCOME FROM INTEGRATED COMPANIES		59

	4.3	OTHER NON-OPERATING INCOME/ AND EXPENSES		59

		4.3.1	Gains and Losses on Sales	59

		4.3.2	Provisions and Reversals of Provisions	59

		4.3.3	Restructuring Costs	60

		4.3.4	Others	60

	4.4	CORPORATE INCOME TAXES		61

	4.5	EMPLOYEE PROFIT SHARING		62

	4.6	NET INCOME/LOSS FROM THE INTEGRATED COMPANIES		62

	4.7	NET INCOME/LOSS OF AFFILIATES		62

	4.8	GOODWILL AMORTIZATION		62

		4.8.1	Goodwill Amortization	62

		4.8.2	Exceptional Goodwill Amortization	63

	4.9	NET INCOME/LOSS OF THE CONSOLIDATED GROUP		63

	4.10	NET INCOME/LOSS		63

5.		FINANCIAL DEBT, CAPITAL RESOURCES AND LIQUIDITY		63

	5.1	FINANCIAL DEBT AND CAPITAL RESOURCES		63

		5.1.1	Schedule of Net Financial Debt	64

		5.1.2	Bonds and Other Debt Instruments and Repayments of Borrowings	65

		5.1.3	Credit Lines	66

		5.1.4	Rating	66

		5.1.5	Management of Covenants	67

	5.2	LIQUIDITY		68

		5.2.1	Net Cash Provided by Operating Activities	69

		5.2.2	Net Cash Used in Investing Activities	69

		5.2.3	Net Cash Flow Provided by / (used in) Financing Activities	70

6.	CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET COMMITMENTS		71

7.	ADDITIONAL INFORMATION		72

	7.1	SUBSEQUENT EVENTS	72

	7.2	IMPLEMENTATION OF IFRS (INTERNATIONAL FINANCIAL REPORTING STANDARDS) WITHIN THE FRANCE TELECOM GROUP	72

	7.3	GLOSSARY	73

1.	OVERVIEW

•	Evolution of the Group

As a global telecommunications operator, France Telecom operates in France and internationally in each of the following areas of activity: fixed line telephony, wireless telephony, Internet and data transmission services for businesses. France Telecom currently serves 119.6 million customers worldwide.

In recent years, the European market for telecommunications has grown rapidly as a result of the interplay of a number of factors: the globalization of trade, the increasing consolidation of European markets, the rapid growth of wireless telephony, the advent and growth of the Internet and the development of data exchange.

Within this framework and in an increasingly competitive environment, from 1999 to 2002 France Telecom pursued a strategy for the development of new services and accelerated its international development through external growth with the goal of reaching critical mass very rapidly in high growth markets on the European level, particularly in the wireless and Internet markets. These strategic investments could not, for the most part, be financed through equity, leading to a significant increase in France Telecom’s debt.

Through the launch of the “Ambition FT 2005” Plan at the end of 2002, the success of the parts of this plan aimed at refinancing the Group’s debt, the strengthening of shareholders’ equity and the positive results of the TOP Program in 2003, the Group was able to loosen its financial limitations and to begin a very significant debt reduction.

This allowed the Group to fully dedicate itself to the development of its strategy as an integrated global operator, by anticipating changes in the telecommunications industry.

The telecommunications market is undergoing a complete transformation. Customers now dispose of a broad selection of communication tools, which have highly developed options for use, but offers made to customers remain fragmented. Indeed, the world of telecommunications continues to be divided into distinct networks and services (fixed line, wireless, Internet). The mission of a global operator such as France Telecom is to place the customers’ concerns at the forefront of its services, in order to offer them an integrated universe of communication, regardless of the handset or network used.

To achieve this, France Telecom intends, in particular, to rely upon its portfolio of key assets.

France Telecom possesses a full portfolio of activities (fixed line, wireless, Internet) which address all types of customers (mass market, small – and medium – sized businesses and multinational corporations) and uses (personal, home, professional) in a majority of environments (home, office, travel, mobility). These activities provide the Group with optimal advantages to provide customer satisfaction and to develop comprehensive offers of communication services.

This integrated operator strategy materialized at the end of 2003 in the first half of 2004 as a result of the acquisition of minority shareholder interests in Orange and in Wanadoo, the installation of a new organization within the Group to implement this strategy, and the launching of new ranges of services, particularly in the domain of residential communications.

•	Business Segments

In order to reflect the structure of its operations among its various activities and subsidiaries, France Telecom has identified the following six business segments: “Orange”, “Wanadoo”, “Fixed Line, Distribution, Networks, Large Customers and Operators”, “Equant”, “TP Group”, and “Other International”.

France Telecom’s segments evolve to reflect changes in its activities and organization.

Unless otherwise noted, the operating indicators with respect to business segments, presented below, is presented before inter-segment eliminations. Variations have been calculated on the basis of information in thousands of euros, but are presented in millions of euros.

1.1	ACTIVITY AND OPERATING PROFITABILITY OF THE GROUP

1.1.1	Principal Operating Indicators

The following table sets forth France Telecom’s revenues, operating income before depreciation and amortization before amortization of actuarial adjustments in France Telecom’s early retirement plan (hereinafter “operating income before depreciation and amortization”), operating income and the indicator of operating income before depreciation and amortization less CAPEX (investments in tangible and intangible assets excluding UMTS/GMS licenses) for the six months ended June 30, 2004 and 2003.

Revenues, operating income, operating income before depreciation and amortization less CAPEX and changes in working capital requirements (trade) are management indicators which France Telecom uses to evaluate the Group’s and its divisions’ operating performance and on which it bases the performance reviews of Group executives and division managers. The measure operating income before depreciation and amortization less CAPEX is calculated to permit better evaluation of the efforts of operating divisions on the basis of investments in tangible and intangible assets excluding investments in UMTS and GSM licenses and investments financed through capital leases “investments in tangible and intangible assets excluding UMTS/GSM licenses” or “CAPEX”.

The following table sets forth the principal operating results for France Telecom for the six months ended June 30, 2004 and 2003 (see Note 3 of the Notes to the Consolidated Financial Statements).

	Six months ended June 30,			Variations
	2004	2003	2003	2004/2003	2004/2003
(€ millions)		On a comparable basis (unaudited)	Historical	On a comparable basis (unaudited)	Historical
Revenues	23,182	22,242	22,852	4.2%	1.4%
Operating income before depreciation and amortization (1)	8,868	8,296	8,485	6.9%	4.5%
Operating income before depreciation and amortization / Revenues	38.3%	37.3%	37.1%
Operating Income	5,273	4,673	4,645	12.8%	13.5%
Operating Income / Revenues	22.7%	21.0%	20.3%
CAPEX (1)	2,059	2,081	2,162	(1.1)%	(4.8)%
CAPEX / Revenues	8.9%	9.4%	9.5%
UMTS / GSM Licenses	5	0	0
Operating income before depreciation and amortization less CAPEX (1)	6,809	6,215	6,323	9.6%	7.7%
Average number of employees (full-time equivalent)	207,435	222,010	225,592	(6.6)%	(8.0)%

1.	See the definitions in section 7.3 “Glossary”

•	Figures on a historical basis

On a historical basis, France Telecom’s consolidated revenues, for the six months ended June 30, 2004 amounted to €23.2 billion and increased by 1.4%, compared to the six months ended June 30, 2003. The change in revenues on a historical basis was marked by (i) the impact of the growth of wireless and Internet activities, partially offset by the decrease in revenues for fixed line telephony in France, or an increase of €941 million, and (ii) the negative impact of the exchange rate fluctuations which amounted to a loss of €383 million, primarily related to the zloty and to the US dollar, between the two periods. Moreover, the changes in the scope of consolidation affecting the evolution of the Group’s revenues between the first half of 2003 and the first half of 2004 amounted to a loss of €221 million, taking into account the sales of CTE Salvador on October 22, 2003, of Menatel on September 25, 2003, and of Casema on January 28, 2003. Conversely, there was no significant entry into the scope of consolidation of the France Telecom Group during the first half of 2004.

Between the first half of 2003 and the first half of 2004, operating income before depreciation and amortization increased by 4.5% to €8.9 billion. This growth is the result of the strong progress in operating income before depreciation and amortization from wireless activities and fixed-line services in France, as well as, to a lesser extent, from the improvement recorded with regard to Internet activities. These positive impacts are partially offset by the decrease in operating income from other operating segments, significantly affected (i) by the negative impact of exchange rate fluctuations with regard to TP Group and Equant; (ii) by the impact of withdrawals from the scope of consolidation for international operations, principally CTE Salvador, as well as by the impact of a difficult economic environment and by the accelerated development of the market for Business Solutions by Equant. The margin of operating income before depreciation and amortization as related to revenues improved by more than 1 percentage point, going from 37.1% for the six months ended June 30, 2003 to 38.3% for the six months ended June 30,2004.

During the same period, operating income recorded an increase of 13.5% to €5.3 billion, magnifying the growth in operating income before depreciation and amortization, principally due to:

•	the absence of depreciation and amortization of the actuarial adjustments to the early retirement plan in 2004, pursuant to the application of Recommendation R-03-01 of April 1, 2003 of the National Accounting Council relating to personnel benefits, which led to the characterization of early retirement plans for employees as compensation for departure plans. The actuarial adjustments to the early retirement plan remaining to be depreciated or amortized shall going forward be deducted from shareholders’ equity;

•	the positive impact of the fluctuations in exchange rates on depreciation and amortization, in particular with regard to the TP Group;

•	the impact of the sale of CTE Salvador on October 22, 2003 on depreciation and amortization;

•	the decrease in depreciation and amortization and reserves for the fixed assets for the fixed-line activities in France, related to the decrease in investments observed in recent years.

These factors partially offset the impact of the amortization of the Orange UK UMTS licenses since March 1, 2004 and of the Orange France UMTS licenses since April 1, 2004. Thus, the margin of the operating income as related to revenues grew by 20.3% during the first half of 2003 compared to 22.7% during the first half of 2004, an increase of 2.4 percentage points.

The operating income before depreciation and amortization less CAPEX indicator grew 7.7% to €6.8 billion because of the growth in operating income before depreciation and amortization and the decrease in investments in tangible and intangible assets excluding licenses (-4.8%), mainly at TP Group and Equant.

•	Figures on a comparable basis

In order to make them compatible with those for the first half of 2004, figures on a comparable basis at constant exchange rates are set forth for the first half of 2003. This comparable basis consists of retaining the results of the six-month period ended June 30, 2004 and to adjusting the six-month period for the preceding year with a view to reflecting the impact of the scope of consolidation on the comparable periods, while eliminating the impact of the exchange rates, by applying the average rate of exchange used for the income statement for the first half of 2004 to the figures for the first half of 2003.

The principal variations in the scope of consolidation were comprised of withdrawals therefrom:

•	the sale of Casema on January 28, 2003, with effect from January 1, 2003 in the figures on a comparable basis;

•	the sale of Menatel on September 25, 2003, with effect from January 1, 2003 in the figures on a comparable basis;

•	sale of the indirect holding of CTE Salvador’s share capital on October 22, 2003, with effect from January 1, 2003 on a comparable basis.

The following table sets forth the means of calculation of figures on a comparable basis for the first half of 2003, using historical figures:

	Variations(1) On a Comparable Basis (Unaudited)
(€ millions)	Revenues	Operating income before depreciation and amortization	Operating Income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average Number of Employees
June 30, 2003 figures on a historical basis	22,852	8,485	4,645	2,162	6,323	225,592
Withdrawals from the scope of consolidation
CTE Salvador	(165)	(82)	(47)	(9)	(73)	(2,891)
Menatel	(27)	(6)	(3)	(2)	(4)	(396)
Casema	(20)	(7)	1	(2)	(5)	(117)
Others	(9)	10	24	(10)	20	(187)
Total withdrawals from the scope of consolidation	(221)	(85)	(25)	(23)	(62)	(3,591)
Other variations(2)	(6)	15	85	0	15	9
Exchange rate variations(3)	(383)	(119)	(32)	(58)	(61)
June 30, 2003 figures on a comparable basis	22,242	8,296	4,673	2,081	6,215	222,010

1.	Statutory figures.
2.	Of which, €89 million is due to the application of new accounting rules relating to personnel benefits, which led to the characterization of early retirement plans for employees as compensation for departure plans. The actuarial losses related to early retirement plans which remain to be amortized, will be deducted from shareholders equity.
3.	Impact of the difference between the exchange rate at June 30, 2003 and at June 30, 2004.

The impact of exchange rate fluctuations included the calculation of figures on a comparable basis is as follows:

(€ millions)	Variations on a comparable basis (unaudited)
Currency		Revenues	Operating income before depreciation and amortization	Operating income	CAPEX	Operating income before depreciation and amortization less CAPEX
US Dollars	USD	(147)	(8)	21	(18)	10
Zloty	PLN	(208)	(94)	(44)	(34)	(59)
Pound (Sterling)	GBP	53	15	6	6	8
Pound (Egyptian)	EGP	(34)	(18)	(10)	(4)	(14)
Other Currencies		(47)	(14)	(5)	(8)	(6)
Exchange rate variations		(383)	(119)	(32)	(58)	(61)

On a comparable basis, revenues increased by 4.2% for the six months ended June 30, 2004, mainly due to increases in wireless activities, notably internationally, and Internet activities, and, to a lesser extent, by the improvement observed in the international activities and the TP Group. This increase in revenues largely offsets the decrease in revenues from fixed line services in France.

Operating income before depreciation and amortization increased by 6.9% and operating income increased 12.8%, highlighting the Group’s improved operating profitability. This growth resulted mainly from increases in wireless activities, notably abroad, as well as from the strong improvement in the profitability of fixed line telephony in France. With the exception of Equant, all the segments showed an improvement in operating income on a comparable basis during the first half of 2004, compared to the first half of 2003.

Thus, by focusing on growth sectors and continuing management improvements, the Group has been able to improve its operating income before depreciation and amortization margin by 1 percentage point, to 38.3% for the six months ended June 30, 2004. Excluding commercial expenses1, this ratio rose from 2.7 points to 50.4% for the six months ended June 30, 2004. The margin rate of operating income to revenues increased from 21.0% for the first half of 2003, to 22.7% for the first half of 2004.

Resulting from the combined effect of the increase in operating income before depreciation and amortization and a decrease of investments in tangible and intangible assets (a decrease of 1.1%), operating income before depreciation and amortization less CAPEX rose 9.6% during the period.

[1]	Commercial expenses: External expenditures related to purchases of terminals, to distribution commissions and to advertising expenses. See Section 7.3 “Glossary”.

1.1.2	Principal Net Income and Debt Figures

•	Evolution of Net Results

The following table sets forth the principal figures relating to net result for the France Telecom group for the six months ended 2004 and 2003.

	Six months ended June 30,
(€ millions)	2004	2003 historical
Operating Income	5,273	4,645
Current Income from Integrated Companies	3,350	2,270
Net Income/(loss) from Integrated Companies	2,710	5,056
Net Income/(loss) of Consolidated Group	1,302	3,054
Net Income/(loss)	1,108	2,522

Interest expense net of TDIRA was €1,609 million for the first half of 2004 compared to €2,052 million for the first half of 2003, a decrease of 443 million Euros. In addition, interest expense for the TDIRAs issued in connection with the MobilCom settlement was €153 million in the first half of 2004 and €140 million in the first half of 2003.

Net foreign exchange gain/(loss) for the first half of 2004 recorded an accounting loss of €87 million compared to a comparable loss of €83 million for the same period in 2003.

The loss recorded from actuarial adjustments in France Telecom’s early retirement plan was €74 million for the first half of 2004 compared to a loss of €100 million for the first half of 2003.

Taking into consideration these items, current income from integrated companies was €3,350 million of June 30, 2004, compared to €2,270 million of June 30, 2003.

Other non-operating income/(expense) amounted to a total expense of €233 million for the first half of 2004, compared to an expense of €370 million for the first half of 2003.

•	As of June 30, 2004, this included principally setting aside and renewal of reserves, including a reserve of €49 million relating to the offer of purchasing coupons to the historical shareholders of Wanadoo who retained their securities without interruption during the simplified mixed publid tender and exchange offer, as well as the renewal of reserves with regard to Mobilcom for €121 million; Uni2 for €95 million, an outstanding reserve of €62 million pursuant to the payment of Equant’s Certificates of Guaranteed Value (CVG), and the securities of Tele Invest in the amount of €61 million. The gains or losses as a result of sales, in an amount of €65 million for the six months ended June 30, 2004, include notably €50 million by virtue of the sale of the last tranche of unconsolidated securities of Pramindo Ikat. The other non-operating expenses relate, inter alia, to the costs of restructuring in the amount of €39 million, mainly at Equant and TP Group, a total amount to redeem bonds of €27 million, and the expenses of the securities transactions.

•	As of June 30, 2003, other products and non-operating expenses amount to a total of €370 million. This included gains on sales in an amount of €92 million, related mainly to the sales of securities in Sprint PCS, Casema and Eutelstat, as well as the sale of real estate assets. The non-operating expenses for the first half of 2003 related principally to the costs of restructuring accounted for at Orange and Equant, an adjustment of the reserve for the Kulczyck put (€256 million), premiums on the redemption of bonds at France Telecom S.A. and at Orange, and the expenses in connection with sales of receivables, partially offset by the reversal of reserves with regard to Wind and Tesam.

Income tax amounted to a charge of €769 million for the first half of 2004, compared to a result of €3,231 million a year earlier. As of June 30, 2004, the France Telecom S.A. consolidated tax group is composed of the following entities (i) Orange SA and its French subsidiaries, which had their own consolidated tax group before the public exchange offer. Since France Telecom S.A. now owns more than 95% of these companies, they were included in the France Telecom consolidated tax group, and (ii) subsidiaries belonging to the Wanadoo SA consolidated tax group (excluding PagesJaunes and its French subsidiaries), since the merger of France Telecom S.A. and Wanadoo SA, subject to their shareholders’ meeting, will be retroactive as of January 1, 2004.

Deferred tax assets related to tax loss carry forwards of Wanadoo SA generated before the merger date and unavailable for use by the new tax consolidation group have been provided for as of June 30, 2004 for a total of €309 million.

The deferred income tax charge for the France Telecom consolidated tax group is composed of:

•	the utilization of Orange France tax loss carry forwards for (€514 million),

•	a provision for depreciation of the Wanadoo SA and Wanadoo France tax loss carry forwards for (€309 million),

•	the release of provisions for depreciation and discounting and changes during the period of (€417 million).

Employee profit sharing amounted to €104 million for the six months ended June 30, 2004, compared to €75 million in the same period the year before.

Net results from integrated companies was €2,710 million for the six months ended June 30, 2004, compared to an amount of €5,056 million for the six months ended June 30, 2003.

For the first half of 2004, equity in net results from affiliates amounted to a gain of €5 million, compared to a loss of €111 million in the same period the year before.

Goodwill amortization charges (excluding exceptional amortization) amounted to €894 million for the six months ended June 30, 2004, compared to €850 million for the six months ended June 30, 2003, the increase being due principally to goodwill amortization charges related to the acquisition of minority interests in Orange and Wanadoo.

Moreover, a total depreciation by way of an exceptional amortization of Equant’s acquisition differential was recorded for the six months ended June 30, 2004 in an amount to a total expense of €519 million. For the six months ended June 30, 2003, the exceptional depreciations of acquisition differentials related principally to Wanadoo UK (ex-Freeserve), QDQ Media, Mauritius Telecom and BITCO/TA Orange for a total amount of €1,041 million.

Net income of the consolidated group was €1,302 million for the six months ended June 30, 2004, compared to €3,054 million for the six months ended June 30, 2003.

Taking into account the minority interests which amounted to €194 million for the six months ended June 30, 2004, compared to €532 million for the same period a year earlier, the net income of the consolidated Group was €1,108 million for the first half of 2004, compared to an amount of €2,522 million for the first half of 2003.

•	Evolution of net financial debt

France Telecom’s net financial debt (gross borrowings net of cash, cash equivalents and marketable securities – see Note 8 of the Notes to Consolidated Statements and Section 5.1 “Financial debt and funding resources”) amounted to €47,959 million at June 30, 2004 compared to €49,329 million a year earlier and €44,167 million at December 31, 2003.

Net financial debt reduction thus amounted to €1.4 billion compared to June 30, 2003. With a fixed scope of consolidation (excluding the impact of the consolidation of Tele Invest and Tele Invest II and of vehicles in the programs for the sale of trade receivables – see Notes 1 and 8 to the Notes to Consolidated Financial Statements), net financial debt reduction reached €5 billion.

As compared to December 31, 2003 net financial debt increased by €3.8 billion, at June 30, 2004, due principally to the impact of the consolidation of Tele Invest and Tele Invest II and of vehicles in the programs for the sale of trade receivables in the amount of €3.6 billion, in light of regulatory changes (see Notes 1 and 8 to the Notes to Consolidated Financial Statements).

This negative factor is partially offset by net cash flow generated by operations, net of net cash flow used in investment transactions excluding sales1 (hereinafter called available cash-flow), generated in the amount of €1.1 billion during the first half of 2004 (see Section 5.2 “Liquidity”). Before acquisitions of minority interests, in Wanadoo SA and Orange SA which cash flow totaled €2.3 billion (see Section 2.6.3 “Financial Investments”); cash flow totals €3.4 billion at June 30, 2004.

1.2	THE “AMBITION FT 2005” PLAN

The following table shows the evolution in operating expenses before depreciation and amortization of fixed assets and before amortization of actuarial adjustments in the early retirement plan (hereinafter “operating expenses before depreciation and amortization” or “OPEX”; see Section 7.3 of the Glossary”) and investments in tangible and intangible assets (excluding UMTS/GSM licences) (“CAPEX”) between the first half of 2003 and the first half of 2004, in the context of the implementation of the TOP Program.

	Six months ended June 30,			Variations
	2004	2003	2003	2004/2003	2004/2003
(€ millions)		on a comparable basis(1)	historical	on a comparable basis (unaudited)	historical

Revenue	23,182	22,242	22,852	941	330
OPEX less commercial expenses(2)	(11,497)	(11,642)	(12,015)	145	518
Commercial expenses(2)	(2,817)	(2,304)	(2,353)	(514)	(465)
Total Opex	(14,314)	(13,946)	(14,367)	(369)	53
Operating income before depreciation and amortization	8,868	8,296	8,485	572	383
CAPEX	2,059	2,081	2,162	(22)	(103)
Operating income before depreciation and amortization less CAPEX	6,809	6,215	6,323	594	486

1.	Information about the differences between information on a historical and comparable basis is provided in the preceding and following paragraphs.
2.	Commercial expenses correspond to external costs related to the purchase of terminals, distribution commissions and advertising costs. See Section 7.3 “Glossary”.

After having rapidly achieved reductions in operating expenses and the optimization of investments, France Telecom developed the second phase of the TOP program in 2004, with a view to generating gains in structural performance through the transformation of important procedures and through the strengthening of the transversal approach at the level of the Group.

At the same time, France Telecom’s objectives on the 2004/2005 horizon are strengthened by the pursuit of a plan to accelerate growth (“TOP Line” program) launched in mid-2003 and which has as its objective to strengthen the medium-term growth of the Group and to create additional margins for maneuvering by relying on innovation and cooperation among all the skill sets of the Group, as well as on the important role played by its industrial partners and on research and development. Approximately forty growth initiatives are thus in progress in order to strengthen in particular the Group’s position in broadband services, services to companies, interoperability and convergence among the fixed-line, wireless and Internet services. A dozen transversal projects should enable synergies within the Group to be increased and new services to be developed.

Over the first half of 2004, France Telecom generated €1.1 billion of free cash flow excluding asset disposals.2 Excluding the acquisition of minority interests in Wanadoo and Orange for a total amount of €2.3 billion (see Section 2.6.3 “Financial Investments”), free cash flow amounted to €3.4 billion at June 30, 2004, reflecting the pursuit of improvement in operating profitability, better control over investment costs thanks to the TOP program, and a reduction in interest expense.

•	Changes in operating expenses before depreciation and amortization

[1]	The amount of available cash-flow excluding sales, used for the reduction of debt takes into account the placement of cash in SICAV cash instruments (see Sections 5.2 “Liquidity” and 7.3 “Glossary”)
[2]	Free cash flow excluding asset disposals: free cash flow (net cash provided by operating activities, less net cash used in investing activities) excluding asset disposals and including investment of cash received from the capital increase in short-term marketable securities (SICAV de trésorerie), which are considered for accounting purposes as net cash used in investing activities. For the calculation of free cash flow excluding asset disposals, these short-term marketable securities are nevertheless considered as cash and included in this amount. See Section 5.2 “Liquidity.”

See also Section 2.2.1 – Operating Expenses Before Depreciation and Amortization Excluding Personnel Costs”.

Presenting operating expenses before depreciation and amortization according to type of expense (operating expenses excluding personnel costs and personnel costs) is an alternative to presenting operating expenses according to their destination (cost of services and products sold, selling, general and administrative expenses and research and development expenses – see Note 4 of the Notes to the Consolidated Financial Statements.)

During the first half of 2004, operating expenses before depreciation and amortization recorded an increase of 2.6% compared to the first half of 2003 on a comparable basis (a decrease of 0.4% on a historical basis), related to the increase in commercial expenses1 which reflect the Group’s efforts, in a heightened competitive environment, to retain its existing customer bases, to acquire new customers and to invest in growth. Excluding commercial expenses, operating expenses before depreciation and amortization continued their downward trend with a decrease of 1.2% on a comparable basis (a gain of €144 million) and a decrease of 4.3% on a historical basis (a gain of €517 million). Thus, the margins for maneuvering created within the context of the TOP program better enable the Group to meet competition head on in growth sectors.

The transformation in procedures and the effects of the TOP Sourcing program (contractual renegotiations and reduction in the number of suppliers) particularly benefits operating expenses before depreciation and amortization through improvement in the selection of expenses and pooling of resources at all levels in the Group. The TOP Sourcing program continues to be deployed in 2004. In addition, within the context of the first part of the TOP “15+15+15” Plan, and after reestablishing the margins for financial manoeuver in which the TOP program plays a key role, France Telecom solidified its goal of restarting growth with the “TOP Line” program.

•	Changes in investments in tangible and intangible assets excluding licenses

On an historical basis, between the first half of 2003 and the first half of 2004, the Group’s investments in tangible and intangible assets, excluding licenses, decreased by €103 million and amounted to €2.1 billion.

On a comparable basis, the gain in investments in tangible and intangible assets, excluding licenses, recorded for the same period was €22 million. This decrease is explained in part by the effects of the negotiations conducted within the framework of the TOP Sourcing Program enabling purchases to be made at lower prices, as well as by a better selectivity in investments in tangible and intangible assets.

It is also important to emphasize the very significant impact of the deep reductions in the purchase price of UMTS and ADSL equipment, within the context of a very rapid deployment of the UMTS network coverage in the Untied Kingdom and in France, and of a very rapid acceleration of ADSL coverage in France, due primarily to the step “Innovative Departments” encouraged by the Group.

In the ADSL domain, the progression of the penetration rate enables the Group to benefit from a better use of broadband equipment.

In line with the TOP Program, and in order to accelerate productivity and improve the selectivity of investments, expenses for investments in tangible and intangible assets, excluding licenses, increased in areas with strong growth potential. This was particularly the case for investments related to the 3rd generation of wireless networks. On a comparable basis, investments relating to equipment and infrastructure for the third generation almost doubled for the entire Group during the first half of 2004 compared to the first half of 2003, thereby offsetting the reduction in investments relating to the 2nd generation.

Due to the optimization of its investments and to the positive impact of the purchasing strategy, particularly significant with regard to new technologies, France Telecom, without increasing the level of its total expenses, is also accelerating the roll-out of its broadband networks, whether they be fixed or wireless: an increase of 30% in the creation of ADSL lines in France during the first half of the year, the launch of marketing the UMTS in the United Kingdom in mid-July, and the acceleration of roll-out of the UMTS and EDGE in France and in the other European wireless networks.

[1]	Commercial Expenses: External costs comprised of terminal purchases, distribution commissions, and advertising costs. See Section 7.3 “Glossary”.

•	Evolution of the operating income before depreciation and amortization less CAPEX indicator

On an historical basis, the operating income before depreciation and amortization less CAPEX indicator recorded an increase of €486 million between the first half of 2003 and the first half of 2004, amounting to €6.8 billion for the six months ended June 30, 2004.

On a comparable basis, the operating income before depreciation and amortization less CAPEX indicator increased by 9.6% (€594 million), reaching €6.8 billion for the six months ended June 30, 2004, compared to €6.2 billion for the six months ended June 30, 2003. This improvement is the result of the Group’s good control over operating expenses as well as the reduction in investment expenditures on tangible and intangible assets, excluding licenses.

1.3	OUTLOOK

•	The Group’s objectives

France Telecom confirms its objectives through 2005:

•	revenue growth of 3% to 5% on a comparable basis for fiscal years 2004 and 2005;

•	operating income before depreciation and amortization of more than €18 billion in 2004;

•	a target ratio of operating income before depreciation and amortization to revenues of 40% in 2005; and

•	a ratio of investments in tangible and intangible assets, excluding licenses, to revenues between 10% and 12% in 2004 and 2005.

Moreover, the Group’s main objectives remain debt reduction and operational improvement with the TOP Program. Within this framework, 25 priority projects, new or accelerated, were launched during the first half of 2004. These priorities are:

•	the reduction of net financial debt, so that the ratio of net financial debt to operating income before depreciation and amortization will be between 1.5 and 2 in 2005;

•	continued operational improvement;

•	restimulation of growth; and

•	the use of surplus cash, in addition to the aforementioned goal of debt reduction, to restimulate organic growth and to pursue a policy of making distributions to shareholders in 2004, subject to approval by the shareholders’ meeting. France Telecom does not currently envision any major cash acquisitions or significant repurchases of its own shares.

Finally, research and development expenses for the Group (research and development costs excluding depreciation and amortization, plus investments in tangible and intangible assets related to research and development should reach 1.3% in 2004 (compared to 1.1% in 2003) and 1.5% in 2005.

With respect to ADSL, the goal for France is to have 90% of telephone lines able to be connected to ADSL by the end of 2004 and 95% by the end of 2005 (compared to 79% at the end of 2003). Total investments in ADSL should be €700 million for the period 2003-2005. Moreover, France Telecom’s goal is to have total ADSL access in France reach 4.5 million subscribers at the end of 2004 (compared to approximately 3.1 million at the end of 2003) and to have revenues from ADSL greater than €1 billion in 2004 (compared to €744 million in 2003).

•	Equant

Exchange rate variations have continued to significantly impact Equant’s results during the first six months of 2004, and the company anticipates that these fluctuations will continue to have a negative impact on its results throughout 2004. Equant continues to anticipate its 2004 revenue to be inferior to that of 2003.

While programs aimed at decreasing costs continue to generate significant savings, these likely will not compensate entirely for the entire negative effect of the exchange rate variations and the decline of revenues in 2004. Therefore, Equant continues to anticipate that 2004 operating income before depreciation and amortization, retirement plans in shares, and restructuring and integration will be inferior to 2003.

While the environment in the Business Solutions sector remains difficult, Equant anticipates an improvement during the last six months of 2004. Equant anticipates that, given the current decrease in exchange rates, its operating income before depreciation and amortizations, its compensation plans in shares, and its restructuring and integration for the second half of 2004 will be significantly higher than the first half of 2004, as a result of continued results from its cost reduction programs.

2.	FROM REVENUES TO OPERATING INCOME AND CAPITAL EXPENDITURES AND FINANCIAL INVESTMENTS OF THE GROUP

Following the launch of the “Ambition FT 2005” Plan on December 4, 2002 (see Section 1.2 “The Ambition FT 2005” Plan), France Telecom set targets related in particular to the TOP operational performance improvement program, the anticipated results of which have led the Group to analyze operating expenses before depreciation and amortization on the basis of the type of expense: (i) external purchases, operating expenses before depreciation and amortization excluding personnel costs and (ii) personnel costs. The following table sets forth the progression from revenues to operating income and details, by type of expense, France Telecom’s total operating expenses. (See Note 5 of the Notes to Consolidated Financial Statements).

	Six months ended June 30,			Variations
	2004	2003	2003	2004/2003	2004/2003
(€ millions)		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Revenues	23,182	22,242	22,852	4.2%	1.4%

OPEX excluding personnel costs	(9,774)	(9,244)	(9,557)	5.7%	2.3%
Personnel costs	(4,540)	(4,702)	(4,810)	(3.4)%	(5.6)%
Total OPEX	(14,314)	(13,946)	(14,367)	2.6%	(0.4)%

Operating income before depreciation and amortization	8,868	8,296	8,485	6.9%	4.5%

Depreciation and amortization (excluding goodwill)	(3,595)	(3,623)	(3,751)	(0.8)%	(4.2)%
Amortization and actuarial adjustments in the early retirement plan	0	0	(89)	—	(100.0)%
Total operating expenses	(17,909)	(17,569)	(18,207)	1.9%	(1.6)%

Operating income	5,273	4,673	4,645	12.8%	13.5%

Operating costs/revenues	77.3%	79.0%	79.7%	—	—

The following table sets forth for the first half of the fiscal year closed on June 30, 2003, the progression of figures on a historical basis to figures on a comparable basis for the Group’s operating expenses.

	Variations(1) on a comparable basis (unaudited)
(€ millions)	OPEX less personnel costs	Personnel costs	Depreciation and amortization provisions	Amortization of actuarial adjustments in the early retirement plan
June 30, 2003 figures on a historical basis	(9,557)	(4,810)	(3,751)	(89)

Changes in cope of consolidation and others	127	29	41	89
Exchange rate variations(2)	186	79	87	0
June 30, 2003 figures on a comparable basis	(9,244)	(4,702)	(3,623)	0

(1)	Contributive figures.
(2)	Impact of the difference between the exchange rate at June 30, 2003 and at June 30, 2004.

2.1	REVENUES

France Telecom’s revenues for the first half of 2004 were €23.2 billion, an increase of 1.4% compared to the preceding year on a historical basis for the same period. Changes in revenues on a historical basis were affected by (i) the negative impact of exchange rate fluctuations, which amounted to €383 billion at the end of June, of which €208 million related to the Polish zloty and €147 million related to the US dollar. In addition, the negative impact of the changes in the scope of consolidation amounted to €227 million at the end of June: it involved the impact of the sales of CTE Salvador on October 22, 2003, of Menatel on September 25, 2003, and of Casema on January 28, 2003.

On a comparable basis, revenues for the first half of 2004 increased 4.2% compared to the first half of 2003. The increase in consolidated revenues was due to growth at Orange (11.2%) and Wanadoo (11.9%). This double-digit growth in the wireless and Internet segments largely offset the limited decline in revenues from the fixed line segment in France (a decrease of 1.0%). The TP Group’s operations increased slightly (an increase of 1.6%); those of other subsidiaries included in the “Other International” segment increased by 7.5%, whereas Equant’s worldwide services declined by 3.2% on a comparable basis.

The total number of France Telecom customers through its controlled companies was 119.6 million at the end of June 2004, an increase of 5.8% on a historical basis and of 6.6% on a comparable basis, compared to the previous year. The number of new subscribers from June 30, 2004 to June 30, 2003 amounted to more than 6.6 million on a historical basis (approximately 2.6 million during the first half of 2004) and related primarily to the wireless services which amounted to approximately 6.3 million additional active customers (2.1 million during the first half of 2004); and the Internet with an increase of 0.3 million active customers (0.042 million during the first half of the year). For its part, fixed telephony recorded an increase of 0.197 million customers, which involved Poland primarily.

The following table sets forth, for the six months ended June 30, 2004 and 2003, the Group’s revenues by segment, before the elimination of inter-segment operations.

	Six months ended June 30,			Variations
	2004	2003	2003	2004/2003	2004/2003
(€ millions)		on acomparable basis (unaudited)	historical	on acomparable basis (unaudited)	historical
Orange France	4,139	3,806	3,806	8.8%	8.8%
Orange UK	3,049	2,901	2,852	5.1%	6.9%
Orange Rest of World	2,430	1,952	2,043	24.4%	18.9%
Inter-segment eliminations	(82)	(86)	(86)	5.1%	6.3%

Orange Segment	9,536	8,573	8,615	11.2%	10.7%

Access, Portals and Merchant	929	802	810	15.9%	14.7%
Directories	435	417	422	4.5%	3.1%
Inter-segment eliminations	(4)	(3)	(5)	nd	nd

Wanadoo Segment	1,360	1,215	1,227	11.9%	10.8%

Subscription fees	2,029	2,062	2,063	(1.6)%	(1.7)%
Calling services	1,841	2,041	2,027	(9.8)%	(9.2)%
On line services and Internet access	495	442	478	11.9%	3.6%
Other consumer services	1,049	1,124	1,111	(6.6)%	(5.5)%

Consumer services	5,414	5,669	5,679	(4.5)%	(4.7)%

Fixed line telephony	1,549	1,716	1,715	(9.7)%	(9.7)%
Business networks	1,261	1,259	1,255	0.1%	0.4%
Other business services	440	418	419	5.3%	5.1%

Business services	3,250	3,393	3,389	(4.2)%	(4.1)%

Domestic interconnection	625	620	612	0.8%	2.1%
International operators services	328	273	263	20.1%	24.9%
Other services	960	778	797	23.5%	20.5%

Carrier services	1,913	1,671	1,672	14.5%	14.4%

Other revenues	222	176	176	26.0%	25.9%

Fixed Line, Distribution, Networks, Large Customers and Operators Segment	10,799	10,909	10,916	(1.0)%	(1.1)%

Equant Segment	1,168	1,206	1,341	(3.2)%	(12.9)%

Fixed line services	1,446	1,534	1,701	(5.7)%	(15.0)%
Wireless telephony	564	437	484	29.0%	16.5%
Internet and other revenues	24	21	25	15.8%	(3.9)%
Inter-segment eliminations	(90)	(78)	(87)	(14.8)%	(2.9)%

TP Group Segment	1,944	1,914	2,123	1.6%	(8.4)%

Other International Segment	676	629	854	7.5%	(20.9)%

Inter-segment eliminations	(2,301)	(2,204)	(2,224)	(4.4)%	(3.5)%

Group revenues	23,182	22,242	22,852	4.2%	1.4%

2.2	FROM REVENUES TO OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION

2.2.1	Operating Expenses Before Depreciation and Amortization Excluding Personnel Costs

Operating expenses before depreciation and amortization excluding personnel costs amounted to €9,774 million for the first half of 2004, compared to €9,557 million on a historical basis for the first half of 2003 and €9,244 million on a comparable basis. Among those items are the following:

	Six months ended June 30,			Variations
	2004	2003	2003	2004/2003	2004/2003
(€ millions)		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
External purchases(1)	(8,994)	(8,407)	(8,704)	7.0%	3.3%

Of which:
Commercial expenses	(2,817)	(2,304)	(2,353)	22.3%	19.8%
– Total merchandise expenses	(1,554)	(1,221)	(1,252)	27.3%	24.1%
– Commissions and distribution subsidies	(736)	(635)	(641)	16.0%	14.8%
– Advertising, Communication and sponsoring	(527)	(448)	(459)	17.5%	14.8%
Other external purchases	(6,177)	(6,103)	(6,351)	1.2%	(2.7)%

Other charges	(781)	(837)	(854)	(6.7)%	(8.5)%

OPEX excluding personnel costs	(9,774)	(9,244)	(9,557)	5.7%	2.3%

(1)	Net of capitalized personnel costs

On a historical basis, operating expenses before depreciation and amortization, excluding personnel costs, increased 2.3% from the six months ended June 30, 2003 as compared to the six months ended June 30, 2004.

On a comparable basis, operating expenses before depreciation and amortization, excluding personnel costs, increased 5.7% for the six months ended June 30, 2004 as compared to the six months ended June 30, 2003. This increase is due primarily to the increase in commercial expenses (an increase of 22.3% on a comparable basis), which reflects the Group’s efforts, in an even more competitive environment, to retain its existing customer base, to acquire new customers and to invest in growth.

The other external purchases limited their growth to 1.2% on a comparable basis, with an increase in revenues of 4.2%, reflecting the continuing efforts to control costs within the framework of the TOP program (see Section 1 “Overview”).

On the whole, excluding commercial expenses, the total amount of operating expenses, excluding personnel costs, compared to revenues, improved by slightly more than a percentage point, going from (31.2%) at June 30, 2003 on a comparable basis to (30.0%) at June 30, 2004.

2.2.2	Personnel Costs

Personnel costs included in the calculation of operating income before depreciation and amortization for the six months ended June 30, 2004 are net of capitalized personnel costs. They amounted to €4,540 million for the six months ended June 30, 2004 and amounted to €4,810 million for the six months ended June 30, 2003 on a historical basis and €4,702 million on a comparable basis.

The following table presents the calculation of personnel expenditures and personnel costs.

	Six months ended June 30,		Variations
	2004	2003	2004/2003
(€ millions)		historical	historical
Wages and salaries	(3,447)	(3,662)	(5.9)%
Social charges	(1,232)	(1,249)	(1.4)%
Total personnel expenditure	(4,679)	(4,911)	(4.7)%
Capitalized personnel costs(1)	225	202	11.3%
Payroll taxes and other	(86)	(101)	(14.9)%

Total personnel costs	(4,540)	(4,810)	(5.6)%

(1)	Capitalized personnel costs correspond to personnel expenditures included in the cost of assets produced by France Telecom.

These personnel costs do not include statutory employee profit sharing or charges relating to the discounting as well as changes in actuarial assumptions relating to the early retirement plan.

The following table sets forth the allocation of personnel costs of the group between the subsidiaries in France, including FT S.A. and the other subsidiaries, and the international subsidiaries.

	Six months ended June 30,			Variations
	2004	2003	2003	2004/2003	2004/2003
(€ millions)		on a comparable basis	historical	on a comparable basis	historical
Personnel costs
France Telecom S.A.	(2,686)	(2,771)	(2,767)	(3.1)%	(3.0)%
Domestic subsidiaries	(556)	(583)	(590)	(4.7)%	(5.7)%
Total France	(3,242)	(3,355)	(3,357)	(3.4)%	(3.4)%
International subsidiaries	(1,298)	(1,347)	(1,452)	(3.7)%	(10.6)%
Group Total	(4,540)	(4,702)	(4,810)	(3.5)%	(5.6)%

The table below presents the average number of employees (full-time equivalent) of the group allocated among the subsidiaries in France, including France Telecom S.A. and the international subsidiaries for the six months ended June 30, 2004 and 2003.

	Six months ended June 30,			Variations
	2004	2003	2003	2004/2003	2004/2003
(€ millions)		on a comparable basis	historical	on a comparable basis	historical
Average number of employees (full-time equivalent)
France Telecom S.A.	107,336	112,924	112,824	(4.9)%	(4.9)%
Domestic subsidiaries	17,560	19,039	19,181	(7.8)%	(8.5)%
Total France	124,896	131,963	132,005	(5.4)%	(5.4)%
International subsidiaries	82,539	90,047	93,587	(8.3)%	(11.8)%
Group Total	207,435	222,010	225,592	(6.6)%	(8.0)%

The table below presents the number of employees (at the end of the period) of the Group allocated among the subsidiaries in France, including France Telecom S.A. and the international subsidiaries at June 30, 2004.

	Six months ended June 30,			Variations
	2004	2003	2003	2004/2003	2004/2003
(€ millions)		on a comparable basis	historical	on a comparable basis	historical
Average number of employees (end of period)
France Télécom SA	108,968	114,334	114,234	(4.7)%	(4.6)%
Domestic Subsidiaries	17,914	19,227	19,375	(6.8)%	(7.5)%
Total France	126,882	133,561	133,609	(5.0)%	(5.0)%
International subsidiaries	82,900	88,900	92,373	(6.7)%	(10.3)%
Group Total	209,782	222,461	225,982	(5.7)%	(7.2)%

The following analysis is based on personnel costs for the six months ended June 2003 and 2004:

•	The number of employees in the Group decreased by 16,200 persons (12,679 on a comparable basis) between the end of June 2003 and the end of June 2004. In this decrease of 16,200 persons, France accounted for 6,727 persons (6,679 on a comparable basis) and overseas accounted for 9,473 persons (6,000 on a comparable basis, excluding the impact of the sales of CTE Salvador and of Menatel, principally).

•	The Group’s average number of full-time equivalent employees decreased by 8.0%, that is, by 18,157 employees between the first half of 2003 and the first half of 2004, on a historical basis.

The changes in the scope of consolidation amount to 3,582 full-time equivalent employees, principally as a result of the sale of CTE Salvador (a decrease of 2,891 persons) and of Menatel (a decrease of 396 persons).

Thus, on a comparable basis, the Group’s average number of full-time equivalent employees decreased by 6.6%, that is, by 14,575 persons. This decrease is due essentially to TP Group (-6,695 full-time equivalent employees), to France Telecom S.A. (-5,499 full-time equivalent employees), and to Equant (-435 full-time equivalent employees).

•	During the same period, the Group’s personnel costs decreased by 3.5% on a comparable basis (-5.6% on a historical basis), going from 4,702 million for the first half of 2003 on a comparable basis (representing 21.1% of revenues) to 4,540 million euros for the first half of 2004 (representing 19.6% of revenues).

This reduction of 3.5% on a comparable basis may be analyzed as follows:

•	the volume effect is linked to the net reduction in the average number of employees, i.e., 6.6%;

•	the effect of structuring between the average cost and the cost recorded by reason of the net reduction in personnel has an impact of 1.3%;

•	changes in the average unit cost excluding the impact of the net reduction in personnel, an impact of 1.8%.

•	France Telecom S.A.

The average number of employees of France Telecom S.A. decreased 4.9% between the end of June 2003 and the end of June 2004 (on a comparable basis). The decrease was mainly due to employee departures linked to the early retirement plan. Since its implementation in September 1996, a total of 28,176 employees have chosen to accept early retirement under the plan (excluding other pre-existing early departure programs), including 2,165 employees since December 31, 2003.

France Telecom S.A.’s personnel costs decreased 3.1% between June 30, 2003 and June 30, 2004 (on a comparable basis), with an augmentation in the average unitary cost of 1.9%.

•	Subsidiaries in France

The average number of employees of subsidiaries in France decreased 7.8% between the end of June 30, 2003 and the end of June 30, 2004 (on a comparable basis).

Personnel costs in the French subsidiaries decreased 4.7% between the end of June 30, 2003 and the end of June 30, 2004 (on a comparable basis).

•	International subsidiaries

The 8.3% decrease in the average number of employees of international subsidiaries between June 30, 2003 and June 30, 2004 (on a comparable basis) was principally the result of reductions in headcount at TP Group, Equant, CI Telecom and JTC.

On a comparable basis, personnel costs for international subsidiaries decreased 3.7%.

2.3	OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION

The France Telecom Group’s operating income before depreciation and amortization amounted to €8,868 million for the first half of 2004, compared to €8,485 million for the first half of 2003, representing an increase of 4.5%.

On a comparable basis, operating income before depreciation and amortization amounted to €8,296 million for the first half of 2003. Thus, the growth on a comparable basis of operating income before depreciation and amortization amounted to 6.9% for the first half of 2004.

The margin rate, measured by operating income before depreciation and amortization, as related to revenues, increased from 37.1% at June 30, 2003 (37.3% on a comparable basis) to 38.3% at June 30, 2004.

2.4	FROM OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION TO OPERATING INCOME

2.4.1	Depreciation and Amortization (Excluding Goodwill)

Depreciation and amortization and reserves (excluding goodwill) decreased 4.1% on a historical basis between the first half of 2003 and the first half of 2004, amounting to €3,595 million, compared to €3,751 million a year earlier.

This decrease was due primarily to the exchange rate variations particularly of the zloty, as well as in the U.S. dollar, of which the positive impact on depreciation and amortization amounted to €87 million.

Changes in the scope of consolidation had a positive impact on depreciation and amortization amounting to €60 million, as a result of the major sales of assets: CTE Salvador (€35 million) and Casema (€8 million).

On a comparable basis, depreciation and amortization are almost stable (a decrease of 0.8%). The decrease in depreciation and amortization in the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment as a result of the decrease in investments in recent years, offset the increase in growth which was observed in the “Orange” segment, particularly in the United Kingdom, which reflects the impact of the beginning of the depreciation and amortization of the UMTS license on March 1, 2004. This depreciation and amortization, over a period of 18 years, amount to an expense of €28.5 million per month. The depreciation and amortization of the UMTS license in France began on April 1, 2004, representing a charge of €3 million per month, over a period of 17 years and 5 months.

2.4.2	Amortization of Actuarial Adjustments to the Early Retirement Plan

As of June 30, 2004, the amortization of actuarial adjustments to the early retirement plan are no longer included in profit and loss account, pursuant to the application of recommendation R-03-01 of the CNC of April 1, 2003, applicable since January 1, 2004, and relating to personnel obligations. Actuarial adjustments to the early retirement plan which remained to be amortized on December 31, 2003 have been allocated to shareholders’ equity as of January 1, 2004. For the six months ended June 30, 2003, the amortization of these actuarial adjustments amounted to an expense of €89 million on a historical basis.

2.5	OPERATING INCOME

Operating income for the France Telecom Group amounted to €5,273 million for the first half of 2004, compared to €4,645 million for the first half of 2003, an increase of 13.5%. This increase combines the improvement in operating income before depreciation and amortization with the impact of the significant decrease in depreciation and amortization.

On a comparable basis, operating income amounted to €4,673 million for the first half of 2003. The growth in operating income on a comparable basis amounted to 12.8% for the first half of 2004.

The margin rate, measured by operating income, as related to revenues, increased from 20.3% at the end of June 2003 (21.0% on a comparable basis) to 22.7% at the end of June 2004.

2.6	CAPITAL EXPENDITURES AND FINANCIAL INVESTMENTS

The following table sets forth capital expenditures and financial investments made during the first six months of 2004 and 2003:

(€ millions)	2004	2003 on a comparable basis	2003 historical
Investments in tangible and intangible assets excluding UMTS/GSM licenses(1)	2,059	2,081	2,162
Investments in UMTS and GSM licenses	5	0	0
Financial investments(2)	2,283		56

1.	See Note 3 of the Notes to the Consolidated Financial Statements.
2.	Excluding the repurchase of treasury shares and net of cash acquired.

2.6.1	Investments in Tangible and Intangible Assets Excluding UMTS/GSM Licenses [CAPEX]

Investments in tangible and intangible assets excluding licenses decreased by 4.8% on a historical basis and 1.1% on a comparable basis.

This decrease was mainly the result of:

•	the effect of fluctuations in exchange rates, mainly for the zloty (a decrease of €34 million) and the U.S. dollar (a decrease of €18 million);

•	changes in the scope of consolidation, such as the sales of Casema, Menatel, and Salvador;

•	savings following the implementation of the TOP Program (see Section 1 “Overview”), in particular the effects of the “TOP Sourcing” Program (implementation of a new Group purchasing policy), greater selectivity relating to investments in tangible and intangible assets, while continuing efforts in equipment to the support of growth areas.

For the six months ended June 30, 2004, investments in tangible and intangible assets excluding licenses amounted to €2,059 million compared with €2,162 million for the six months ended June 30, 2003 on a historical basis and €2,081 million on a comparable basis. The breakdown of these investments by segment is presented in the following table.

(€ millions)	Six months ended June 30,			Variations
	2004	2003	2003	2004/2003	2004/2003
CAPEX		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Orange Segment	952	917	926	3.7%	2.8%
Wanadoo Segment	31	27	37	12.5%	(16.5)%
Fixed Line, Distribution, Networks, Large Customers and Operators Segment	647	626	626	3.4%	3.4%
Equant Segment	90	123	137	(26.8)%	(34.2)%
TP Group Segment	259	315	349	(17.6)%	(25.7)%
Other International Segment	81	82	97	(1.6)%	(17.0)%
Inter-segment eliminations	0	(9)	(10)	100.0%	100.0%
Total Group	2,059	2,081	2,162	(1.1)%	(4.8)%

Among the items of capital expenditures in tangible and intangible assets appear the following:

	Six months ended June 30,			Variations
	2004	2003	2003	2004/2003	2004/2003
(€ millions)		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
CAPEX	2,059	2,081	2,162	(1.1)%	(4.8)%
Of which:
- 2nd and 3rd Generation wireless radio equipment	731	720	734	1.6%	(0.3)%
- Information systems	506	489	499	3.5%	1.4%
- Other networks	319	286	300	11.5%	6.4%
- ADSL	102	111	113	(8.5)%	(9.5)%

Investments in tangible and intangible assets excluding licenses are described in Section 3 “Analysis of Operating Income and Investments in Tangible and Intangible Assets by Operational Segment”.

Capital expenditures related to 2G/3G wireless network equipment increased by 1.6% between the first half of 2004 and the first half of 2003 on a comparable basis. This increase is principally related to the roll-out of the third generation network (UMTS) in all of mainland France.

The decrease of 8.5% in ADSL investments between June 30, 2003 and June 30, 2004 is due to a positive “price effect”, and also to the increase in the use rate of the equipment already in place.

The increase in investments in the other networks, 11.5% on a comparable basis, relates principally to equipment which is being replaced and to investments related to unbundling (local loop, technical environment).

2.6.2	Acquisitions of UMTS and GSM Licenses

•	During the first half of 2004, an amount of €5 million was recorded for the acquisition of an extension to a DCS 1800 GSM license by Orange’s subsidiary in the Dominican Republic.

•	During the first half of 2003, no wireless license was acquired.

2.6.3	Financial Investments

•	For the six months ended June 30th 2004, cash flow used in financial investments amounted to a total of €2,283 million, and related primarily to the following transactions:

•	partial acquisitions of the minority interests in Wanadoo (cash part from the simplified mixed public offer completed in May 2004) by France Telecom S.A. for €1,818 million. At the completion of that mixed public offer, consisting of an exchange of securities, France Telecom’s holding in Wanadoo increased to 95.94%;

•	acquisitions of the remaining minority interests in Orange (0.98% in order to achieve a 100% holding, thereby completing the transactions begun in October and November of 2003 with the public tender offers (offre publique d’échange) followed by the compulsory purchase (retrait obligatoire) of Orange shares by France Telecom S.A for €458 million;

•	For the six months ended June 30, 2003, the cash used in financial investments (excluding the repurchase of its own shares) amounted to €56 million and related principally to the following:

•	increase in the subscribed capital of Wind to the extent of the percentage of the shareholding (26.575%) for an amount of €35 million;

•	the purchase of minority interests in QDQ Media by Wanadoo for an amount of €12 million.

3.	ANALYSIS OF OPERATING INCOME AND INVESTMENTS IN TANGIBLE AND INTANGIBLE ASSETS BY OPERATIONAL SEGMENT

In order to better reflect the Group’s evolution and the structure of its operations based on its various activities and subsidiaries, France Telecom has identified, starting on June 30, 2003 the following six business segments: “Orange”, “Wanadoo”, “Fixed Line, Distribution, Networks, Large Customers and Operators”, “Equant”, “TP Group”, and “Other International”.

The following tables set forth the breakdown of the principal operating data by segment. The figures published on June 30, 2003 have been restated according to the new segmentation. The segment data set forth in the following sections, unless otherwise indicated, is presented before the elimination of inter-segment operations. In addition, the changes setforth below are calculated on the basis of data in thousands of euros, even though they are presented in millions of euros.

At June 30, 2004

(€ millions)	Orange	Wanadoo	Fixed Line, distribution, networks, Large customers and Operators	Equant	TP Group	Other International	Inter- segment elimination	Group Total
Revenues	9,536	1,360	10,799	1,168	1,944	676	(2,301)	23,182
Cost of services and products sold	(3,352)	(633)	(4,540)	(911)	(614)	(266)	1,843	(8,473)
Selling, general and administrative expenses	(2,496)	(599)	(2,113)	(209)	(455)	(196)	487	(5,581)
Research and development expenses	(5)	(3)	(250)	0	(5)	0	3	(260)
Operating income before depreciation and amortization	3,683	126	3,895	48	870	214	32	8,868
Depreciation and amortization	(1,272)	(32)	(1,507)	(191)	(442)	(103)	(48)	(3,595)
Amortization of actuarial adjustments in the early retirement plan	0	0	0	0	0	0	0	0
Operating income	2,411	94	2,388	(143)	428	111	(16)	5,273
CAPEX	952	31	647	90	259	80		2,059
UMTS / GSM licenses	5	0	0	0	0	0	0	5
Operating income before depreciation and amortization – CAPEX	2,731	96	3,248	(42)	611	135	30	6,809
Average number of employees (full-time equivalent)	31,227	6,384	114,855	9,480	37,682	7,807	0	207,435

At June 30, 2003

(on a comparable basis)

(€ millions)	Orange	Wanadoo	Fixed Line, distribution, networks, Large customers and Operators	Equant	TP Group	Other Inter- national	Inter- segment elimination	Group Total
Revenues	8,573	1,215	10,909	1,206	1,914	629	(2,204)	22,242
Cost of services and products sold	(2,927)	(603)	(4,874)	(835)	(624)	(266)	1,781	(8,348)
Selling, general and administrative expenses	(2,385)	(496)	(2,083)	(249)	(412)	(172)	438	(5,359)
Research and development expenses	(13)	(3)	(220)	0	(4)	0	2	(238)
Operating income before depreciation and amortization	3,248	113	3,732	121	863	191	28	8,296
Depreciation and amortization	(1,170)	(36)	(1,576)	(206)	(451)	(110)	(74)	(3,623)
Amortization of actuarial adjustments in the early retirement plan	0	0	0	0	0	0	0	0
Operating income	2,078	77	2,155	(84)	412	81	(46)	4,673
CAPEX	917	27	626	123	315	82	(9)	2,081
UMTS / GSM licenses	0	0	0	0	0	0	0	0
Operating income before depreciation and amortization – CAPEX	2,331	85	3,106	(1)	549	109	36	6,215
Average number of employees (full-time equivalent)	30,593	6,547	121,899	9,915	44,377	8,678	0	222,010

At 30 June, 2003

(historical)

(€ millions)	Orange	Wanadoo	Fixed Line, distribution, networks, Large customers and Operators	Equant	TP Group	Other Inter- national	Inter- segment elimination	Group Total
Revenues	8,615	1,227	10,916	1,341	2,123	854	(2,224)	22,852
Cost of services and products sold	(2,942)	(611)	(4,915)	(920)	(692)	(340)	1,801	(8,619)
Selling, general and administrative expenses	(2,392)	(505)	(2,093)	(277)	(469)	(221)	449	(5,508)
Research and development expenses	(14)	(3)	(221)	0	(5)	0	3	(240)
Operating income before depreciation and amortization	3,268	109	3,687	144	956	292	29	8,485
Depreciation and amortization	(1,182)	(49)	(1,559)	(229)	(501)	(159)	(72)	(3,751)
Amortization of actuarial adjustments in the early retirement plan	0	0	(89)	0	0	0	0	(89)
Operating income	2,086	60	2,039	(85)	455	133	(43)	4,645
CAPEX	926	37	626	137	349	97	(10)	2,162
UMTS / GSM licenses	0	0	0	0	0	0	0	0
Operating income before depreciation and amortization – CAPEX	2,342	72	3,061	8	607	195	38	6,323
Average number of employees (full-time equivalent)	30,593	6,627	121,868	9,915	44,480	12,109	0	225,592

3.1	ORANGE SEGMENT

The “Orange” segment includes mobile telephone services worldwide, in France and in the United Kingdom, except for mobile telephone services not attributed to Orange (principally, Voxtel in Moldavia, FTM Lebanon, and PTK Centertel in Poland).

At June 30, 2004, Orange’s controlled subsidiaries had 50.9 million customers.

Orange organizes its activities along four categories:

•	France, which comprises mainland France, Orange Caraïbe and Orange Réunion;

•	United Kingdom;

•	“The Rest of the World”, which includes the international subsidiaries outside of the United Kingdom, (Belgium, The Netherlands, Denmark, Switzerland, Romania, Slovakia, Egypt, Ivory Coast, Cameroon, Madagascar, the Dominican Republic and Botswana). The Rest of the World also includes Orange’s minority interests in Austria, India, Portugal and Thailand. The minority interest held in Wind was sold on July 1, 2003. A pre-sale agreement with regard to the sale of Orange Denmark a wholly owned subsidiary of Orange, to one of the leading mobile operators in Scandinavia, TeliaSonera was signed on July 7, 2004. The transaction should be finalized during the second half of 2004.

•	Shared Group functions, which includes activities related to the development of wireless services for the entire Orange segment, in addition to certain general and other shared expenses.

3.1.1	Operating Indicators for the Orange Segment

The table below sets forth the main operating indicators of the “Orange” segment for the six months ended June 30, 2004:

	Six months ended June 30,			Variations
	2004	2003	2003	2004/2003	2004/2003
€ millions		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Revenues	9,536	8,573	8,615	11.2%	10.7%
Network revenues	8,836	7,887	7,926	12.0%	11.5%
Operating income before depreciation and amortization	3,683	3,248	3,268	13.4%	12.7%
Operating income before depreciation and amortization/Revenues	38.6%	37.9%	37.9%	—	—

Operating income	2,411	2,078	2,086	16.0%	15.6%

Operating income/Total Revenue	25.3%	24.2%	24.2%	—	—

CAPEX	952	917	926	3.7%	2.8%
CAPEX/Total Revenue	10.0%	10.7%	10.7%	—	—
Investments in UMTS/GSM licenses	5	0	0	—	—

Operating income before depreciation and amortization less CAPEX	2,731	2,331	2,342	17.2%	16.6%

Average number of employees (full-time equivalent)	31,227	30,593	30,593	2.1%	2.1%

The table below presents the principal adjustments on a comparable basis for the “Orange” segment for the first half of 2003:

	Variations on a comparable basis(1) (unaudited)
(€ millions)	Revenues	Operating income before depreciation and amortization	Operating income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of full-time employees
June 30, 2003 figures on a historical basis	8,615	3,268	2,086	926	2,342	30,593

Changes in scope of consolidation and others	0	0	0	0	0	0
Exchange rate variations	(42)	(20)	(8)	(9)	(11)	0
June 30, 2003 figures on a comparable basis	8,573	3,248	2,078	917	2,331	30,593

1.	Statutory figures.
2.	Impact of the difference between the exchange rate at June 30,2003 and at June 30,2004.

The exchange rate effects on the information on a comparable basis are as follows:

		Variations on a comparable basis(1) (unaudited)
		Revenues	Operating income before depreciation and amortization	Operating income	CAPEX	Operating income before depreciation and amortization less CAPEX
Currency
Pound (Sterling)	GBP	49	15	8	6	9
Pound (Egyptian)	EGP	(34)	(18)	(10)	(4)	(14)
U.S. Dollar	USD	(21)	(10)	(5)	(3)	(7)
Other currencies		(37)	(8)	0	(8)	0

Exchange rate variations		(42)	(20)	(8)	(9)	(11)

3.1.2	Revenues of the Orange Segment

The table below sets forth revenues for the Orange segment for the periods ending on June 30, 2004 and 2003.

	Six months ended June 30,			Variations
	2004	2003	2003	2004/2003	2004/2003
€ millions		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Orange France(1)	4,139	3,806	3,806	8.8%	8.8%
Orange UK	3,049	2,901	2,852	5.1%	6.9%
Orange Rest of World	2,430	1,952	2,043	24.4%	18.9%
Inter segment eliminations	(82)	(86)	(86)	(5.1)%	(5.6)%

Orange revenues	9,536	8,573	8,615	11.2%	10.7%

Number of customers at December 31, (millions)	50.9	45.6	45.6	11.5%	11.5%

1.	Includes the revenues from Overseas departments with the companies Orange Caraïbes in Antilles and Orange Réunion.

On a historical basis, Orange’s revenues increased 10.7% from the six months ended June 30, 2003 as compared to the six months ended June 30, 2004. This growth in activity was partly offset by the negative impact of exchange rate variations, particularly in the Egyptian pound and American dollar (with the pound sterling generating, for its part, a positive impact on exchange rate variations).

On a comparable basis, Orange’s revenues reached €9.5 billion for the six months ended June 30, 2004, an increase of 11.2% as compared to the six months ended June 30, 2003, which reflected the 11.5% growth, on a historical basis, and 12%, on a comparable basis, in network revenues. The increase in the number of customers (50.9 million at June 30, 2004), supported by the programs for the integration and rollout of the Orange brand, was 11.5% for the six months ended June 30, 2004. This increase was combined with the positive impact of ARPU (see definition in Section 7.3 of the Glossary), particularly in France and the United Kingdom, as a result, inter alia, of the development of “non-voice” services, which increased 29.2%, representing 14.3% of network revenues during the first half of 2004, compared to 12.3% on a comparable basis for the first half of 2003.

3.1.3	Operating Income Before Depreciation and Amortization, Operating Income, and Investments in Tangible and Intangible Assets Excluding Licenses for Segment Orange

Operating Results before Depreciation and Amortization

The “Orange” segment’s operating income before depreciation and amortization grew 12.7% on a historical basis, reflecting the strong growth in margin in the principal markets in a general environment of intensified competitive pressure. On a comparable basis, the “Orange” segment’s operating income before depreciation and amortization experienced growth of 13.4% from the the six months ended June 30, 2003 as compared to the six months ended June 30, 2004, reaching €3,683 million for the first half of 2004, compared to €3,248 million for the first half of 2003. On the same basis of pro forma comparison, the margin rate of operating income before depreciation and amortization compared to revenues increased from 37.9% on June 30, 2003 to 38.6% on June 30, 2004.

Operating Results

On a historical basis, the “Orange” segment’s operating income recorded growth of 15.6%, reaching €2,411 million for the six months ended June 30, 2004. On a comparable basis, this growth rose to 16.0% and reflected the improvement in the segment’s operating profitability, despite the increase in depreciation and amortization of the tangible and intangible fixed assets due to the beginning of the UMTS in France and the United Kingdom.

Tangible and Intangible Investments excluding UMTS and GSM licenses

Excluding UMTS and GSM licenses, the “Orange” segment’s investments in tangible and intangible assets recorded a decrease of 3.7% (on a comparable basis), reaching €952 million for the six months ended June 30, 2004.

3.1.4	Orange France Component

3.1.4.1	Operating Indicators for Orange France

The table below presents the principal operating indicators for “Orange France” for the six months ended June 30, 2004

	Six months ended June 30,			Variations
	2004	2003	2003	2004/2003	2004/2003
(€ millions)		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Revenues	4,139	3,806	3,806	8.8%	8.8%
Network Revenues	3,916	3,542	3,542	10.6%	10.6%
Operating income before depreciation and amortization	1,979	1,735	1,735	14.1%	14.1%
Operating income before depreciation and amortization / total revenues	47.8%	45.6%	45.6%
Operating income	1,604	1,388	1,388	15.6%	15.6%

Operating income / Revenues	38.8%	36.5%	36.5%
CAPEX	395	291	291	35.6%	35.6%
CAPEX / Total Revenue	9.5%	7.7%	7.7%	—	—
UMTS / GSM Lisences	0	0	0	ns	ns

Operating income before depreciation and amortization – CAPEX	1,584	1,444	1,444	9.7%	9.7%

Average number of full time employees	7,519	7,679	7,679	(2.1)%	(2.1)%

3.1.4.2 Revenues of Orange France

The table below presents Orange’s revenues in France, as well as information relating to operations.

	Six months ended June 30,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Revenues (€ millions)	4,139	3,806	3,806	8.8%	8.8%

Total number of customers (in thousands)	20,396	19,368	19,368	5.3%	5.3%
Of which:
Contract customers (in thousands)	12,170	10,963	10,963	11.0%	11.0%
Prepaid customers (in thousands)	8,226	8,405	8,405	(2.1)%	(2.1)%
Average annual revenue per user (ARPU) (€)	387	376	376	2.9%	2.9%
Average monthly usage per user (AUPU) (in minutes)	167	150	150	11.3%	11.3%

1.	See “Glossary”.

Revenues for Orange France increased 8.8% for the six months ended June 30, 2004 (on both a historical and comparable basis). This growth was principally due to the 10.6% increase in network revenues, due to the significant increase in the number of customers (that is, 5.3%, reaching 20.4 million at the end of June 2004). Simultaneously, ARPU (average annual revenue per user) at the end of June 2004 increased, going from €376 to €387. This improvement was the result of the following particular factors:

•	the evolution of average monthly usage per user, ARPU, which increased 11.3% for the six months ended June 30, 2003;

•	the effect of the increase in the number of contract customers whose ARPU is 3.3 times greater than that of prepaid customers. Contract customers represented 60% of the total number of active customer at June 30, 2004, compared to 57% a year earlier;

•	the change in ARPU benefited from the development of “non-voice” services, which accounted for 13.4% of network revenues for the six months ended June 30, 2004, compared with 11.0% a year earlier.

ARPU increased despite the impact of successive decreases of approximately 15% in the price of calls made from fixed line networks to the Orange France network, which occurred in January 2003 and January 2004.

In 2003, as for the preceding years, billing between mobiles operators in France was done using the “Bill and Keep” method.

“Bill and Keep” refers to the method by which a mobile operator bills the subscriber who makes the call for the entire amount of the outgoing call to another mobile subscriber (the called party), without paying back a share of the payment for access to the terminal part of the other mobile operator’s network.

Orange currently believes that mobiles operators will discontinue using the “Bill and Keep” system during 2005.

Discontinuation of the use of the “Bill and Keep” method would lead to an increase in Orange France revenues and to the recording of call termination charges, for an almost equivalent amount.

3.1.4.3	Operating Income Before Depreciation and Amortization, Operating Income, and Investments in Tangible and Intangible Assets Excluding Licenses for the Orange France Component

•	Operating Expenses Before Depreciation and Amortization

Total acquisition costs for Orange France increased 8.2% from the first half of 2003 as compared to the first half of 2004. Customer acquisition costs, used to maintain the client base in a competitive market, increased 43.4% during the same period.

Therefore, acquisition costs and customer acquisition costs accounted for 8.9% of revenues during the first six months of 2003 and 9.9% of revenues during the first six months of 2004. The policy in France of shifting from pre-paid customers towards contract customers has resulted in a decreasing number of terminated client contracts. Hence, the amount of terminated contracts decreased from 20.4% for the six months ended June 30, 2003 to 18.6% for the six months ended June 30, 2004.

Overall, operating expenses before depreciation and amortization for the “Orange France” component went from €2,071 million for the six months ended June 30, 2003 to €2,161 million for the six months ended June 30, 2004, an increase of 4.3% and an increase of 8.8% of revenues.

Operating income excluding depreciation and amortization for the “Orange France” component grew 14.1% on a historical basis, going from €1,735 million to €1,979 million for the six months ended June 30, 2004. This strong growth reflects the improvement in operating profitability achieved by “Orange France”, with the margin rate of operating income before depreciation and amortization compared to revenues increasing from 45.6% at June 30, 2003 to 47.8% at June 30, 2004.

•	Operating expenses

The amortization of assets has increased 7.8%. This increase is largely a reflection of the depreciation of the UMTS licenses from April 1, 2004. The license is at €629 million and will depreciate over 17 years and 5 months, the depreciation costs for the six months ended June 30, 2004 were €9 million.

Orange France’s operating income increased by 15.6%, going from €1,388 million for the six months ended June 30, 2003 to €1,604 million for the six months ended June 30, 2004.

•	Investments in Tangible and Intangible Assets Excluding UMTS and GSM Licences

Excluding UMTS and GSM licenses, the investments in tangible and intangible assets by the component “Orange France” recorded an increase of 35.6%, reaching €395 million for the six months ended June 30, 2004, compared to €291 million for the six months ended June 30, 2003. This progress reflects the beginning of the roll-out of the third generation network in all of the territory covered by Orange France.

3.1.5 Orange United Kingdom Component

3.1.5.1 Operating Indicators for Orange United Kingdom

The table below presents the principal operating indicators for the component “Orange United Kingdom” for the six months ended June 30, 2004.

	Six months ended June 30,			Variations
	2004	2003	2003	2004/2003	2004/2003
(€ millions)		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Revenues	3,049	2,901	2,852	5.1%	6.9%
Network revenues	2,786	2,635	2,590	5.7%	7.6%

Operating income before depreciation and amortization	975	1,026	1,008	(4.9)%	(3.3)%

Operating income before depreciation and amortization/Revenues	32.0%	35.4%	35.3%	—	—
Operating income	487	617	606	(21.1)%	(19.7)%

Operating Income/Total Revenues	16.0%	21.3%	21.3%	—	—
CAPEX	307	367	361	(16.4)%	(15.0)%
CAPEX/Total Revenue	10.1%	12.6%	12.6%
Investments in UMTS/GSM licenses	0	0	0	ns	ns
Operating income before depreciation and amortization less CAPEX	669	659	647	1.5%	3.3%

Average number of employees (full-time equivalent)	11,969	11,298	11,298	5.9%	5.9%

3.1.5.2 Revenues of Orange United Kingdom

The table below presents Orange’s revenues in the United Kingdom, as well as information relating to operations. The information on a comparable basis for 2003 takes into account the impact of the favorable rate of exchange with regard to the pound sterling.

	Six months ended June 30,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Revenues (€ millions)	3,049	2,901	2,852	5.1%	6.9%
Total number of customers (in thousands)	13,747	13,258	13,258	3.7%	3.7%
Of which
Contract customers (in thousands)	4,547	4,298	4,298	5.8%	5.8%
Prepaid customers (in thousands)	9,200	8,960	8,960	2.7%	2.7%
Average annual revenue per user (ARPU) (in £)	274	267	267	2.6%	2.6%
Average monthly usage per user (AUPU) (in minutes)	146	144	144	1.4%	1.4%

On a historical basis, Orange United Kingdom’s revenues recorded an increase of 6.9% for the six months ended June 30, 2004 attributable to the positive exchange rate fluctuations with regard to the pound sterling.

On a comparable basis, excluding the impact of the exchange rate, the increase in revenues of 5.1% in the United Kingdom corresponds to the increase of 5.7% in network revenues.

This sustained growth in network revenues is caused by:

•	the 2.6% growth, in pounds sterling, of the average annual revenue per customer (ARPU), which benefited from the development of “non-voice” services, which accounted for 17.0% of network revenues for the six months ended June 30, 2004, compared with 15.4% for the six months ended June 30, 2003;

•	the positive effect of the increase in the number of contract customers whose ARPU is 4.7 times greater than that of prepaid customers: contract customers represented 33% of the total number of active customers at June 30, 2004, compared to 32% at June 30, 2003;

•	the number of active customers which grew by 3.7%, reaching more than 13.7 million active customers at June 30, 2004, compared to 13.3 million for the first six months of 2003.

On July 24, 2003, termination rates of the four mobile operators in the United Kingdom were reduced 15%.

On June 1, 2004, the Office of Communications, the regulatory authority for telecommunications in the United Kingdom, published its decision to request that Orange, T-Mobile, O2 and Vodafone lower their termination rates for mobile calls. These operators must ensure that their termination rates do not exceed the average price of 6.31 pennies per minute (for Orange and T-Moble) and 5.63 pennies per minute (for O2 and Vodafone) for the period of September 1, 2004 through March 31, 2006. The lowered rates will result in a decrease of nearly 33% of current rates.

3.1.5.3	Operating Income Before Depreciation and Amortization, Operating Income, and Investments in Tangible and Intangible Assets Excluding Licenses for the Orange United Kingdom Component

•	Operating Income Before Depreciation and Amortization

On a comparable basis, acquisition costs of the component “Orange United Kingdom” increased 35.4% from the first half of 2003 as compared to the first half of 2004. Customer retention costs, aimed at maintaining the number of clients in a competitive market, increased 73.0%. Therefore, acquisition and customer retention costs, as a percentage of revenue, increased from 11.9% for the six months ended June 30, 2003 to 16.8% for the six months ended June 30, 2004.

The termination rates have increased from 18.5% for the six months ended June 30, 2003 to 26.1% for the six months ended June 30, 2004, as a result of increasing termination rates for prepaid offers, but partially offset by the quasi-stable termination rates for contract packages.

On the whole, operating expenses before depreciation and amortization for the component amounted to €2,074 million for the first six months of 2004, compared to €1,876 million for the first six months of 2003 (on a comparable basis), an increase of 10.6%.

Operating income before depreciation and amortization of the Orange United Kingdom component decreased by 3.3% on a historical basis. On a comparable basis, this decrease is 4.9%, reaching €975 million for the six months ended June 30, 2004, compared to €1,026 million for the six months ended June 30, 2003. On this same comparable basis, with the margin rate of operating income before depreciation and amortization compared to revenues was 32.0% for the six months ended June 30, 2004 compared to 35.4% for the first half of 2003.

•	Operating Income

On a comparable basis, the operating income of the “Orange United Kingdom” component recorded a decrease of 21.1%, reaching €487 million for the six months ended June 30, 2004, compared to €617 million for the six months ended June 30, 2003. This decrease reflects the reduction in the operating income before depreciation and amortization combined with the increase in depreciation and amortization of the fixed assets.

Depreciation and amortization (excluding goodwill) have increased 19.5%. This increase is related principally to the beginning of the depreciation of UMTS licenses since March 1, 2004. The UMTS license is depreciated over a period of 18 years; depreciation costs for the six months period ended June 30, 2004 were €114 million.

•	Investment in Tangible and Intangible Assets excluding UMTS and GSM licenses

On a comparable basis, the decrease in investments in tangible and intangible assets excluding UMTS and GSM licenses amounted to 16.4% and corresponds to the decrease in capital expenditures and financial investments with regard to the 3G category, after a first phase of massive investments in 2003, which had the purpose of increasing Orange’s coverage rate in the United Kingdom.

3.1.6 Orange Rest of the World Component

3.1.6.1 Operating Indicators for Orange Rest of the World

The table below presents the principal operating indicators for “Orange Rest of the World”.

	Six months ended June 30,			Variations
	2004	2003	2003	2004/2003	2004/2003
(€ millions)		on a comparable basis (non audited)	historical	on a comparable basis (non audited)	historical
Revenue(1)	2,430	1,952	2,043	24.4%	18.9%
Network Revenue	2211	1766	1851	25.2%	19.4%
Operating income before depreciation and amortization	918	642	680	42.9%	35.0%
Operating income before depreciation and amortization / Total revenue	37.8%	32.9%	33.3%
Operating Income	519	245	263	111.9%	97.0%
Operating Income/Total Revenue	21.4%	12.6%	12.9%	—	—
CAPEX	243	232	247	4.9%	1.5%
CAPEX / Total Revenue	10.0%	11.9%	12.1%	—	—
UMTS / GSM Licenses	5	0	0	—	—
Operating income before depreciation and amortization – CAPEX	675	411	433	64.4%	55.8%
Average number of employees (full-time equivalent)	11,009	10,785	10,785	2.1%	2.1%

(1)	Of which a revenue of €6 million from Orange Group Shared Functions.

3.1.6.2 Revenues of Orange Rest of the World

The table below presents revenues as well as the number of subscribers for Orange Rest of the World. The information on a comparable basis for the first six months of 2003 set forth in the table below takes into account the impact of the rate of exchange, particularly with regard to the change in rates of the Egyptian pound and the American dollar.

	Six months ended June 30,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues (€ millions)(1)	2,430	1,952	2,043	24.4%	18.9%

Total number of customers (in thousands)	16,746	12,994	12,994	28.9%	28.9%

(1)	Of which a revenue of €6 million from Orange Group Shared Functions.

On a historical basis, Orange Rest of the World’s revenues increased 18.9%. On a comparable basis, Orange Rest of the World’s revenues recorded an increase of 24.4% for the six months ended June 30, 2004, which reflects the increase of 25.2% in the network revenues.

That corresponds, for the most part, to the increase of 28.9% (on both a historical and comparable basis) in the number of active customers, strengthened by the continued roll-out of the Orange brand. Since July 1, 2003, the number of subscribers has increased by 3.8 million, principally in Romania, Egypt, Slovakia and the Netherlands.

The growth on a comparable basis of 24.4% in Orange Rest of the World’s revenues is related to the performance recorded in Belgium, Romania, the Netherlands and Egypt.

In Belgium, revenues grew by 18.1%, reaching €645 million for the six months ended June 30, 2004 (on a comparable basis). ARPU increased by 5.4% compared to the first half of 2003, and reached €431 at June 30, 2004. The number of customers for the Mobistar group increased by 10.1% (reaching 2.7 million customers) during the first half of 2004.

In the Netherlands, revenues grew by 31.6%, reaching €288 million for the six months ended June 30, 2004 (on a comparable basis). ARPU remained stable compared to the first half of 2003, and reached €381 at June 30, 2004. The number of Orange Netherlands customers increased by 46.1% (reaching 1.5 million customers) during the first half of 2004.

In Denmark, revenues grew by 0.6%, reaching €128 million for the six months ended June 30, 2004 (on a comparable basis). ARPU remained stable compared to the first half of 2003, and reached €371 at June 30, 2004. The number of Orange Denmark customers increased by 12.1% (reaching 0.612 million customers) during the first half of 2004.

In Switzerland, revenues grew by 10.9%, reaching €409 million for the six months ended June 30, 2004 (on a comparable basis). ARPU reached €688 at June 30, 2004, compared to €710 at June 30, 2003. The number of Orange Switzerland customers increased by 11.1% (reaching 1.1 million customers) during the first half of 2004.

In Romania, revenues grew by 51.5%, reaching €281 million for the six months ended June 30, 2004 (on a comparable basis). ARPU reached €158 at June 30, 2004, compared to €177 at June 30, 2003. The number of Orange Romania customers increased by 52.8% (reaching 4.0 million customers) during the first half of 2004.

In Slovakia, revenues grew by 18.0%, reaching €225 million for the six months ended June 30, 2004 (on a comparable basis). ARPU reached €201 at June 30, 2004, compared to €196 at June 30, 2003, an increase of 2.5%. The number of Orange Slovensko customers increased by 19.2% (reaching 2.2 million customers) during the first half of 2004.

In Egypt, revenues grew by 38.7%, reaching €199 million for the six months ended June 30, 2004 (on a comparable basis). ARPU reached €176 at June 30, 2004, compared to €232 for the six months ended June 30, 2003. The number of ECMS customers increased by 28.5% (reaching 2.3 million customers) during the first half of 2004.

Other subsidiaries include Orange Ivory Coast, Orange Cameroon, Orange Madagascar and Orange Botswana. The African subsidiaries recorded an increase in revenues of 52.9%, reaching €249 million for the six months ended June 30, 2004 (on a comparable basis). The number of customers for all of the companies increased by 35.1% (reaching 2.3 million customers) during the first half of 2004.

3.1.6.3	Operating Income Before Depreciation and Amortization, Operating Income, and Investments in Tangible and Intangible Assets Excluding Licenses for the Orange Rest of the World Component

•	Operating Income Before Depreciation and Amortization

On a comparable basis, the increase in acquisition costs for the Orange Rest of the World segment is 43.7% from the first half of 2003 as comapred to the first half of 2004. Customer retention costs, aimed at maintaining the number of clients in a competitive market, increased 73.5%. Therefore, acquisition and customer retention costs, as a percentage of revenue, increased from 8.7% for the six months ended June 30, 2003 to 10.8% for the six months ended June 30, 2004.

On the whole, operating expenses before depreciation and amortization for the “Orange Rest of the World” component amounted to €1.506 million for the first six months of 2004, compared to €1.301 million for the six months ended June 30, 2003, an increase of 15.7% for an increase of 24.4% of revenue (on a comparable basis).

Operating income before depreciation and amortization of the “Orange Rest of the World” component grew by 42.9%, reaching €918 million for the six months ended June 30, 2004, compared to €642 million for the six months ended June 30, 2003 (on a comparable basis). On this same comparable basis, the margin rate of operating income before depreciation and amortization as related to the revenues amounted to 37.8% for the first half of 2004, compared to 33.3% for the first six months of 2003.

•	Operating Income

The operating income of the “Orange Rest of the World” component recorded growth of 111.9%, reaching €519 million for the six months ended June 30, 2004, compared to €245 million for the six months ended June 30, 2003 (on a comparable basis). This growth reflects the sustained increase of operating expenses before depreciation and amortization of Orange Rest of The World, combined with the quasi-stability of depreciation and amortization (excluding goodwill) of investments in tangible and intangible assets.

•	Investments in tangible and intangible assets excluding UMTS and GSM licenses

Investments in tangible and intangible assets excluding UMTS and GSM licenses amounted to €243 million for the six months ended June 30, 2004, compared to €232 million for the six months ended June 30, 2003, an increase of 4.9% between the two periods. During the first six months of 2004, expenses related to the obtaining of a GSM license by Orange’s subsidiary in the Dominican Republic amounted to €5 million. This license related to the purchase of 1800MHZ frequencies for the purpose of increasing the capture rate for roaming by visitors who connect to the Orange Dominicana wireless network in order to make and receive calls.

3.1.7	Orange Group Shared Functions

Support Services relate to the all of the activities with regard to the development of the Orange brand, of its products and services, as well as the transverse operating expenses attributable to Orange and its subsidiaries.

3.1.7.1	Operating Indicators for Orange Group Shared Functions

The table below presents the principal operating indicators for the first six months of 2003 and 2004.

	Six months ended June 30,			Variations
	2004	2003	2003	2004/2003	2004/2003
(€ millions)		on a comparable basis (non audited)	historical	on a comparable basis (non audited)	historical
Operating income before depreciation and amortization	(189)	(155)	(155)	(22.2)%	(22.0)%
Depreciation and amortization (excluding goodwill)	(10)	(16)	(16)	(40.6)%	(40.8)%
Operating income	(199)	(171)	(171)	16.2%	16.0%
CAPEX	7	27	27	74.4%	74.4%
UMTS / GSM Licenses	0	0	0	ns	ns
Operating income before depreciation and amortization – CAPEX	(196)	(182)	(183)	7.7%	7.5%
Average number of employees (full-time equivalent)	730	831	831	12.2%	12.2%

3.1.7.2	Operating Income Before Depreciation and Amortization and Operating Income of the Support Services for Segment Orange

The decrease in operating income before depreciation and amortization and in operating income is due principally to the increase in costs related to the development of the brand and of Orange products and to marketing expenses.

3.2	WANADOO SEGMENT

France Telecom holds 95.95% of the share capital of Wanadoo after a simplified mixed public tender and exchange offer undertaken for the partial repurchase of the holdings of minority shareholders of Wanadoo in May 2004. A Public Offer to Withdraw (OPR) was open from July 12 to 23, 2004 and related to the Wanadoo shares not yet held. After this offer, Wanadoo and France Telecom S.A. were called upon to merge.

Between June 30, 2003 and June 30, 2004, Wanadoo proceeded to the following sales and restructurings:

•	Wanadoo Edition

On September 30, 2003, Wanadoo Portails sold all of its Wanadoo Edition securities to MC2 Entertainment for €9 million. This delivery price was paid by delivery of newly created MC2 Entertainment securities. As a result of this operation, Wanadoo became a 12% shareholder of MC2 Entertainment.

•	FIT Productions

On March 31, 2004, Wanadoo sold the company FIT Productions.

•	Merger of Wanadoo Interactive and Wanadoo Portals

On October 13, 2003, the Wanadoo Interactive company proceeded to merge with the Wanadoo Portals company through a take over, with a retroactive effect as of January 1, 2003. The newly merged entity is called Wanadoo France.

•	Merger of the Spanish Management Teams

During the first half of 2004, the companies Wanadoo Spain and Uni2 agreed to a merger of the management teams. Uni2 is also a subsidiary of France Télécom.

•	Freeserve Rebranding under the Brand Name Wanadoo

Wanadoo’s United Kingdom subsidiary, Freeserve, benefited from a rebranding as of May 2004. The company has been renamed Wanadoo UK and its products, in particular its broadband products, are sold under the brand name Wanadoo.

The Wanadoo segment includes Internet access and directory services, portals, commercial sites, which have been regrouped under Wanadoo SA since 2000.

Wanadoo is a major actor in the European Internet and directories market with, at June 30, 2004, more than 9.2 million Internet access clients and more than 302,000 directory advertisers. Wanadoo is the leading Internet service provider in France and the United Kingdom; it is the second leading in Spain and the third leading in the Netherlands. Wanadoo has over 3.2 million broadband subscribers to cable and ADSL. The “e-Merchant” domain accounted for approximately 600,000 orders as of June 30, 2004.

Wanadoo activities are divided into two domains:

•	“Access, Portals and e-Merchant” activities,

•	“Directory” activities.

3.2.1	Operating Indicators for the Wanadoo Segment

The table below sets forth the principal operating indicators for the “Wanadoo” segment for the six months ended June 30, 2004:

	Six months ended June 30,			Variations
	2004	2003	2003	2004/2003	2004/2003
(€ millions)		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Revenues	1,360	1,215	1,227	11.9%	10.8%
Operating income before depreciation and amortization	126	113	109	12.3%	15.9%
Operating income before depreciation and amortization/ Revenues	9.3%	9.3%	8.9%

Operating income	94	77	60	22.3%	56.0%

Operating Income Revenues	6.9%	6.3%	4.9%	—	—

CAPEX	31	27	37	12.1%	(16.5)%
CAPEX/Revenues	2.2%	2.2%	3.0%	—	—
Operating income before depreciation and amortization less CAPEX	96	85	72	12.3%	32.2%
Average number of employees (full-time equivalent)	6,384	6,547	6,627	(2.5)%	(3.7)%

The table below sets forth for the first six months of 2003 the principal adjustments on a comparable basis for the “Wanadoo” segment. The changes in the scope of consolidation relate mainly to the sales of Wanadoo Belgique, Wanadoo Editions and FIT Productions:

	Variations on a comparable basis(1) (unaudited)
	Revenues	Operating income before depreciation and amortization	Operating Income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees
June 30, 2003 figures on a historical basis	1,227	109	60	37	72	6,627
Withdrawals from the scope of consolidation:	(8)	10	23	(9)	19	(80)
Other variations(2)	(6)	(6)	(6)	0	(6)	0
Exchange rate variations(3)	3	0	0	0	0	0
June 30, 2003 figures on a comparable basis	1,215	113	77	27	85	6,547

1.	Statutory figures.
2.	Change in accounting method from on-line directories.
3.	Impact of the difference between the exchange rate at June 30, 2003 and at June 30, 2004.

3.2.2	Revenues of the Wanadoo Segment

The following table sets forth revenues for the “Wanadoo” segment for the first six months of 2003 and 2004 and the distribution between the two areas of activity:

	Six months ended June 30,			Variations
	2004	2003	2003	2004/2003	2004/2003
(€ millions)		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Access, portals and e-Merchant	929	802	810	15.9%	14.7%
Directories	435	417	422	4.5%	3.1%
Inter component eliminations	(4)	(3)	(5)	—	—
Wanadoo revenues	1,360	1,215	1,227	11.9%	10.8%

Of which:
- Revenues in France	1,012	910	922	11.2%	9.8%
- Revenues outside France	349	305	306	14.1%	14.0%

Number of active users(1) (in thousands)	9,240	8,799	8,807	5%	5%
Of which:
- Active users in France	4,682	4,230	4,230	11%	11%
- Active users in outside France	4,558	4,569	4,577	(0)%	(0)%

1.	Subscribers who connected at least once during the past 30 days.

On a historical basis, for the six months ended June 30, 2004, the Wanadoo segment’s revenues grew by 10.8%, compared to the six months ended June 30, 2003. This growth reflected above all the positive impact of the growth of Internet access (particularly broadband). International operations contributed 25.7% of Wanadoo’s revenues for the first half of 2004, compared to 25.1% for the same period in 2003. “Access, portals and e-Merchant” activities increased 14.7% while “Directories” activities increased 3.1%.

On a comparable basis, activity increased by 11.9% between the first half of 2003 and the first half of 2004, with growth of 15.9% in “Access, portals and e-Merchant” operations and 4.5% in the “Directories” business.

3.2.3	Operating Income Before Depreciation and Amortization, Operating Income, and Investments in Tangible and Intangible Assets for Segment Wanadoo

3.2.3.1  Operating Income before Depreciation and Amortization

On a historical basis, operating income before depreciation and amortization of the “Wanadoo” segment recorded an increase of 15.9%, going from €109 million for the six months ended June 30, 2003 to €126 million for the six months ended June 30, 2004. On a comparable basis, operating income before depreciation and amortization went from €113 million to €126 million, i.e., an increase of 12.3%. Operating income before depreciation and amortization amounted to 9.3% at June 30, 2004, as it did at June 30, 2003.

3.2.3.2 Operating	Income

On a historical basis, operating income grew by 56.0%, going from €60 million for the six months ended June 30, 2003 to €94 million for the six months ended June 30, 2004. On a comparable basis, operating income grew by 22.3%.

3.2.3.3 Tangible	and Intangible Investments

On a historical basis, the “Wanadoo” segment’s investments in tangible and intangible assets recorded a significant decline of 16.5% from the six months ended June 30, 2003 as compared to the six months ended June 30, 2004. On a comparable basis, the “Wanadoo” segment’s investments in tangible and intangible assets increased by 12.1% between the first half of 2003 and the first half of 2004.

3.2.4	Access, Portals, e-Merchant Component

3.2.4.1 Operating Indicators for the Access, Portals and e-Merchant

The table below sets forth the principal operating indicators for the “Access, Portals and e-Merchant” component for the six months ended June 30, 2004:

	Six months ended June 30,			Variations
	2004	2003	2003	2004/2003	2004/2003
(€ millions)		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Revenues	929	802	810	15.8%	14.7%
Operating income before depreciation and amortization	(2)	(16)	(25)	87.4%	91.5%
Operating income before depreciation and Amortization/Revenues	(0.2)%	(2.0)%	(3.1)%
Operating income	(29)	(45)	(67)	35.3%	56.8%
Operating income/Revenues	(3.1)%	(5.6)%	(8.3)%	—	—
CAPEX	27	22	31	21.3%	(14.9)%
CAPEX/Operating Income	2.9%	2.7%	3.9%	—	—
Operating income before depreciation and amortization less CAPEX	(29)	(38)	(57)	25.0%	49.5%
Average number of employees (full-time equivalent)	2,077	2,130	2,233	(2.5)%	(7.0)%

3.2.4.2	Revenues from “Access, Portals and e-Merchant”

The table below sets forth the revenues for the “Access, Portals and e-Merchant” component, as well as the information relating to operations.

	Six months ended June 30,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
			(€ millions)
Access, portals and e-Merchants Revenues	929	802	810	15.9%	14.7%

Total active customers	9,240	8,799	8,807	5.0%	4.9%
Of which: Broadband Customers (ADSL + cable)	3,266	1,819	1,320	79.5%	147.4%
Of which: Customers outside of France	4,558	4,569	4,577	(0.2)%	(0.4)%
Overall ARPU of connectivity	14	—	13	—	6.9%
ARPU Broadband connection	24	—	35	—	(30.8)%
Total number of orders (in thousands)	584.0	441.0	441.0	32%	32%

Revenues from “Access, portals and e-Merchant” operations for the six months ended June 30, 2004 increased 14.7% on a historical basis and 15.9% on a comparable basis.

This increase was mainly due to revenues from Internet Access services. The increase was accompanied by growth in the base of active customers, 431,000, or 4.8%, on a comparable basis, and, more particularly, by growth in the number of broadband (ADSL and cable) customers. That number went from 1.8 million customers at June 30, 2003 to 3.3 million at June 30, 2004 (or more than 35% of its European customer base on that date). This growth was based on the acquisition of new customers but also on the movement of narrow-band width Wanadoo customers to broadband offers. The increase in the customer base, like its sharing in the profits of higher-priced offers explains the increase in revenues as well as the ARPU of all offers (average monthly revenue per subscriber). Conversely, the very high degree of competition in this overall area of activity, in particular with regard to broadband, contributes to the decline in the ARPU of broadband offers.

In France, the rapid development of broadband access that began in 2002 continued, with 2.3 million Wanadoo broadband subscribers in France at June 30, 2004, a 66% increase compared with June 30, 2003. ARPU for all offers combined increased 2.1%, reaching €17.65 per month.

In the United Kingdom, the rapid increase in access revenues was due to a growth in subscription customers, in particular, ADSL, which accounted for 44.7% of total active customers of 2.5 million at June 30, 2004, compared to 41.7% out of a total of 2.6 million active customers at June 30, 2003. The base of all offers effectively decreased by 142,000 customers but, at the same time, Wanadoo UK strengthened its base of subscrib, in particular, by developing its broadband customer base by adding 225,000 customers. At June 30, 2004, Wanadoo UK had 316,000 ADSL customers, compared to 158,000 at the end of December 2003 and 91,000 a year earlier. The transformation of the customer base enables an ARPU for all offers combined to reach €10.5, for an increase of 23% compared to the same period in 2003.

In Spain, the customer base for all offers also decreased but, at the same time, the broadband customer base amounted to 235,000 customers, compared to 131,000 a year earlier, for an increase of 79%. The share of the broadband market went from 9% to 16.3%. This transformation of the customer base has enabled the ARPU to remain at €10.2.

In the Netherlands, Wanadoo had 613,000 customers at the end of June 2004. Broadband customers represented 65.5% of the total customer base. ARPU for all offers combined amounted to €8.3, an increase of 6%.

Revenues from e-Merchant activities reached €25.6 million for the six months ended June 30, 2004, compared to €22.2 million for the six months ended June 30, 2003, a 15.3% increase, generated by steady growth in the number of orders from Alapage, an increase of 32.4% compared to the first half of 2003 withmore than 539,000 orders and with 584,000 orders for the entire “e-Merchant” area.

3.2.4.3  Operating Income before Depreciation and Amortization, Results of Operations and Tangible and

               Intangible Investments for the Access, Portals and e-Merchant Component

•	Operating Income Before Depreciation And Amortization

Operating expenses excluding depreciation and amortization for the “Access, portals and e-Merchant” component amounted to €932 million for the six months ended June 30, 2004, compared to €834 million for the six months ended June 30, 2003 (on a historical basis), for an increase of 11.7% between the two periods. On a comparable basis, this growth of 13.9% is to be related to the increase of the broadband customer base, as much through the acquisition of new customers as through the movement of narrow-band offers to broadband offers. The acquisition of a broadband customer is characterized in fact by the cost of purchasing modems, the fees for access to service and higher commissions than those paid for win over a narrow-band customer. Operating expenses before depreciation and amortization registered a negative impact of €30 million related to the rebranding of Wanadoo UK.

On a historical basis, operating income before depreciation and amortization for the “Access, portals and e-Merchant” component is almost balanced. It went from a negative €26 million at the end of June 2003 to a negative €2 million at the end of June 2004, an increase of 91.5%. On a comparable basis, operating income before depreciation and amortization improved by 86.8%, reaching negative €16 million at the end of June 2003. This improvement is due to:

•	the transformation of the profitability of the customer base through broadband customers who generate a higher ARPU in a context of high acquisition costs to win over those customers; combined with sharp competition in the markets in which Wanadoo operates;

•	economies of scale related to the increase in customer base as well as to cost control.

As related to revenues, operating income before depreciation and amortization for the “Access, portals and e-Merchant” component made progress, going from (3.2%) at June 30, 2003 to (0.2%) at June 30, 2004.

•	Operating Income

On a historical basis, operating income grew by €38 million, going from (€67 million) for the six months ended June 30, 2003 to (€29 million) for the six months ended June 30, 2004, an increase of more than 56.8%. On a comparable basis, this increase is 35.3%.

•	Tangible and Intangible Investments

On a historical basis, the investments in tangible and intangible assets of the “Access, portals and e-Merchant” component recorded a significant decline of 14.9%, reaching €27 million for the six months ended June 30, 2004, compared to €31 million for the six months ended June 30, 2003. This decline is primarily related to the impact of FIT Production’s withdrawal from the scope of consolidation during the first half of 2004.

On a comparable basis, the investments in tangible and intangible assets of this component increased by 21.3% between the first half of 2003 and the first half of 2004. This increase is related primarily to the investments necessary for the launching of Voice offers on IP.

3.2.5	Directories Component

“Directories” includes all the activities relating to the publishing of printed and on-line directories, their distribution, the sale of advertising space, the selling of marketing data and the creation of Internet sites for advertisers.

The activities include the following services:

•	PagesJaunes, providing access to professional subscribers (PagesJaunes in its printed version, Internet version “pagesjaunes.fr”, PagesJaunes Minitel 3611, PagesJaunes is also available on WAP and WAP GPRS color);

•	the Directory, enabling research of an individual (ex: White Pages);

•	“QuiDonc” (reverse research directory present on the WAP service, WAP GRPS color, in the services which are not free in the Group’s Internet portals: “wanadoo.fr” and “voila.fr” and also accessible from “pages.jaunes.fr”);

•	“Kompass” products (worldwide data base of company information accessible on the Internet, Intranet, CD-Rom, printed media and Minitel);

•	PagesPro (professional directory, printed, on the Internet or on CD-Rom);

•	creation of Internet sites;

•	Wanadoo Data (direct marketing, marketing of files concerning individuals and businesses and hosting services for data bases, for computer processing of addresses, mailing, data improvement and analysis of customers files);

•	activities abroad, especially QDQ in Spain.

3.2.5.1 Operating	Indicators for Directories

The table below sets forth the principal operating indicators for the “Directories” component for the six months ended June 30, 2004.

	Six months ended June 30,			Variations
	2004	2003	2003	2004/2003	2004/2003
(€ millions)		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Revenues	435	417	422	4.5%	3.1%
Operating income before depreciation and amortization	163	143	148	13.7%	10.1%
Operating income before depreciation and amortization / Revenues	37.5%	34.4%	35.1%
Operating Income	158	137	142	15.7%	11.1%
Operating income before depreciation and amortization / Operating Income	36.3%	32.8%	33.6%
CAPEX	3	5	5	(41.9)%	(41.9)%
Operating income before depreciation and amortization – CAPEX	0.7%	1.2%	1.2%
Operating income before depreciation and amortization less CAPEX	160	139	144	15.7%	11.1%
Average number of employees (full-time equivalent)	4 171	4 254	4 240	(2.0)%	(1.6)%

3.2.5.2 Revenues	from “Directories”

The table below sets forth the revenues for the “Directories” component for the first six months of 2003 and 2004.

	Six months ended June 30,			Variations
	2004	2003	2003	2004/2003	2004/2003
(€ millions)		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Total Directories Revenues	435	417	422	4.5%	3.1%
Number of internet advertisers (in thousands)	302	262	262	15.6%	15.7%

Revenues from “Directories” reached €435 million, an increase of 3.1%, for the six months ended June 30, 2004 compared to June 30, 2003 on a historical basis and an increase of 4.5% on a comparable basis. This growth is due to the following factors:

•	the enrichment of the offer as much with regard to the printed directories as with regard to the on-line services, as a result of the successful launching of innovative advertising formats;

•	the increase in average revenues per advertiser;

•	the conquest of new customers;

•	the increase in fees.

Revenues for PagesJaunes, in France, amounted to €399 million for the six months ended June 30, 2004 compared to €383 million for the six months ended June 30, 2003 (on a comparable basis), an increase of 4.2%. The improvement in PagesJaunes operations is the result of the 20.9% increase in revenues from “on-line services” and of 0.4% increase in “printed directories”, largely offset by the decline in revenues from “other activities”:

•	revenues for “printed directories” went from €265 million for the six months ended June 30, 2003 to €266 million for the six months ended June 30, 2004 (on a comparable basis), as a result of the launching of new advertising formats for the printed directories (publication of a pocket edition for Paris, in the month of May 2004, in particular) and of the development of advertising products resembling local posters.

•	revenues for “on-line services” amounted to €123 million for the six months ended June 30, 2004 compared to €102 million for the six months ended June 30, 2003 (on a comparable basis). This growth results principally from the 57% increase in revenues of pages.jaunes.fr during that period, from the enrichment of the product line such as “Totem” poster offers from pages.jaunes.fr, as well as an increase in fees lower than the increase in the size of the audience. The number of visitors to pages.jaunes.fr was 34.6 million in June 2004 compared to 22.1 million in June 2003.

•	revenues for other activities went from €16 million for the six months ended June 30, 2003 to €10 million for the six months ended June 30, 2004 (on a comparable basis); it decreased by 39.7%, due to the significant decrease in sales prices imposed on France Telecom in September 2003.

Revenues for international activities and for the other subsidiaries improved by 3.5% compared to the first half of 2003, reaching €37 million for the first half of 2004. This growth was principally due to the improvement in revenues of the subsidiary QDQ Media, in Spain:

•	revenues for QDQ Media improved by 6.6%, during the first half of 2004, reaching €18 million, compared to the first half of 2003, on a comparable basis. This growth flows from the development of the average revenue per advertiser.

•	revenues for the “other subsidiaries”, including Kompass France, Wanadoo Data and Mappy, was stable from one six-month period to another.

3.2.5.3	Operating Income Before Depreciation and Amortization, Operating Income and Investments in Tangible and Intangible Assets for the Directories Component

•	Operating Income Before Depreciation and Amortization

Operating expenses before depreciation and amortization for the “Directories” component remained essentially stable, amounting to €272 million for the six months ended June 30, 2004, compared to €274 million (on a historical basis) and €273 million (on a comparable basis) for the six months ended June 30, 2003. As a portion of revenue, operating expenses before depreciation and amortization went from 65.5% at June 30, 2003 (on a historical basis) to 62.5% at June 30, 2004. This improvement was achieved essentially thanks to a better control over publication costs (over the paper, the printing and the distribution of directories), as well as by optimization of the print runs. In particular, a genuine synergy and negotiations with suppliers on bases which PagesJaunes in France and QDQ in Spain have in common enabled the publication costs to be reduced.

On a historical basis, operating income before depreciation and amortization recorded growth of 9.4%, going from €149 million for the six months ended June 30, 2003 to €163 million for the six months ended June 30, 2004. On a comparable basis, it increased by 13.7%. In particular, operating income before depreciation and amortization for Pages Jaunes improved due to the growth in revenues. In Spain, QDQ confirmed its recovery, profiting from the growth in its revenues and in its plan to achieve savings. As related to revenues, operating income before depreciation and amortization for the “Directories” component increased, going from 34.9% for the six months ended June 30, 2003 to 38.4% for the six months ended June 30, 2004, for an approximate increase of 3 percentage points.

•	Operating Income

On a historical basis, operating income improved by €16 million, going from €142 million for the six months ended June 30, 2003 to €158 million for the six months ended June 30, 2004, an improvement of 11.1%. On a comparable basis, there was an improvement of 15.7%.

•	Tangible and Intangible Investments

The investments in tangible and intangible assets of the “Directories” component remain structurally very low. Between June 30, 2003 and June 30, 2004, the investments in tangible and intangible assets of this component decreased by 41.9%, going from €5 million to €3 million on both a historical and comparable basis.

***

3.3	FIXED LINE, DISTRIBUTION, NETWORKS, LARGE CUSTOMERS AND OPERATORS SEGMENT

The “Fixed Line, Distribution, Networks, Large Customers and Operators” segment includes the France Telecom Group’s fixed line services, mainly in France, in particular fixed line telephony, services to operators, business services, cable TV, retail agencies, and the sale and rental of equipment, as well as support functions (including research and development services, logistics) and the information system division.

3.3.1	Operating Indicators for the Fixed Line, Distribution, Networks, Large Customers and Operators Segment

The table below sets forth the main operating indicators of the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment for the six months ended June 30, 2004 and 2003.

	Six months ended June 30,			Variations
	2004	2003	2003	2004/2003	2004/2003
(€ millions)		On a comparable basis (unaudited)	historical	On a comparable basis (unaudited)	historical
Revenues	10,799	10,909	10,916	(1.0)%	(1.1)%
Operating income before depreciation and amortization	3,895	3,732	3,687	4.4%	5.6%
Operating income before depreciation and amortization / Revenues	36.1%	34.2%	33.8%	—	—
Operating income	2,387	2,155	2,039	10.8%	17.1%
Operating income/Revenues	22.1%	19.8%	18.7%	—	—
CAPEX	647	626	626	3.4%	3.3%
CAPEX/Revenues	6.0%	5.7%	5.7%	—	—
Operating income before depreciation and amortization less CAPEX	3,248	3,105	3,061	4.6%	6.1%
Average number of employees (full-time equivalent)	114,855	121,899	121,868	(5.8)%	(5.8)%

The table below sets forth for first six months of 2003 the principal adjustments on a comparable basis for the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment. Since the changes in the scope of consolidation are virtually non-existent, the impact on a comparable basis relate mainly to the changes in accounting methods and the exchange rate fluctuations.

	Variations on a comparable basis (unaudited)(1)
(€ millions)	Revenues	Operating income before depreciation and amortization	Operating income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees
June 30, 2003 figures on a historical basis	10,916	3,687	2,039	626	3,061	121,688
Additions/withdrawals from scope of consolidation	0	0	0	0	0	0
Other variations	0	19	89	0	19	33
Exchange rate variations[2]	(7)	25	27	(1)	26	0
June 30, 2003 figures on a comparable basis	10,909	3,732	2,155	626	3,106	121,899

1.	Statutory.
2.	Impact of the difference between the exchange rate at June 30, 2003 and the exchange rate at June 30, 2004.

3.3.2	Revenues for the Fixed Line, Distribution, Networks, Large Customers and Operators Segment

The table below sets forth the revenues, per market, for the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment for the six-month periods ended June 30, 2004 and 2003, and the variations between the two periods, expressed as percentages.

	Six months ended June 30,			Variations
	2004	2003	2003	2004/2003	2004/2003
(€ millions)		On a comparable basis (unaudited)	historical	On a comparable basis (unaudited)	historical
Consumer services	5,414	5,669	5,679	(4.5)%	(4.7)%
Business services	3,250	3,393	3,389	(4.2)%	(4.1)%
Carrier services	1,913	1,671	1,672	14.5%	14.4%
Other revenues	222	176	176	26.0%	25.9%
Fixed line, Distribution, Networks, Large Customers and Operators revenues	10,799	10,909	10,915	(1.0)%	(1.1)%

Revenues for the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment recorded a decrease on a comparable basis of 1.0% for the six months ended June 30, 2004 (1.1% on a historical basis), a significant improvement compared to the preceding year (the decrease was 2.4% for all of 2003 on a comparable basis and 5.6% on a historical basis). This improvement is related to the rapid development of ADSL access which has more than doubled in one year. At June 30, 2004, the total number of customers with access to ADSL (including the unbundled lines and sales to Wanadoo) amounted to 4.7 million compared to 2.2 million a year earlier.

At the same time, revenues from traditional telephone service for Consumers and Businesses recorded a decrease on a comparable basis of 6.8% (6.6% on a historical basis), related to the decreases in price and to the loss of market share. With regard to local traffic, France Telecom’s market share (measured by interconnections) amounted to 72.5% in June 2004, a decline of 5.3 points compared to June 2003. With regard to the long distance communications market, France Telecom’s market share amounted to 59.7%, i.e., a decline of 3.6 points in one year.

•	Revenues from Consumer services

The table below sets forth the revenues and other information for Consumer services for the six-month periods ended June 30, 2004 and 2003 and the variations between the two periods, expressed as percentages.

	Six months ended June 30,			Variations
	2004	2003	2003	2004/2003	2004/2003
(€ millions)		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Subscription fees	2,029	2,062	2,063	(1.6)%	(1.7)%
Telephone communications	1,841	2,041	2,027	(9.8)%	(9.2)%
Online services and internet access	495	442	478	11.9%	3.6%
Other Consumer services revenues	1,049	1,124	1,111	(6.6)%	(5.5)%

Consumer services revenues	5,141	5,669	5,679	(4.5)%	(4.7)%

Number of consumer telephone lines(1) (2) (in millions)	27.5	nd	27.8	nd	(0.8)%
Voice telecommunications of consumer subscribers (in billions of minutes)	28.1	nd	30.8	nd	(8.7)%
Number of prepaid communication subscribers(2) (in millions)	9.6	nd	7.8	nd	22.9%
Consumer traffic for online services and low speed Internet access (in billions of minutes)	11.4	nd	11.9	nd	(4.1)%
Number of consumer subscriptions to ADSL, excluding wholesales to ISPs(2) (in thousands)	2,267.7	nd	1,347.8	nd	68.3%

1.	This number includes analog (standard) lines and Numeris (ISDN) channels, each of which is counted as one line. The number of consumer Numeris channels at December 31, 2003 amounted to 1.1 million, an increase of 1.4% compared with 2002.
2.	At the end of period.

Consumer subscriptions

The decrease in revenues from subscriptions is due to the fact that the unlisted number option became free as of August 6, 2003 (impact of (€51 million) in the first half of 2004) and, to a lesser extent, to the 0.9% decrease in the number of telephone lines. These impacts were partially offset by the regular development of options and services in addition to the basic subscription.

Consumer telephone communications

Revenues from consumer telephone communications decreased 9.8% for the first half of 2003 compared to the first half of 2004. This decrease was due to (i) the impact of the approximately 9.2% decrease in the average cost of calls to mobiles due to tariff decreases in July 2003 and March 2004 and (ii) the impact of the loss of market share. At the same time, offers of calling packages continued to grow rapidly, with 10 million customers at June 30, 2004, an increase of 26% compared to June 30, 2003. Calling packages accounted for 26% of telephone communications revenues at December 31, 2003 compared to 17% during the first half of 2003, thereby enabling the share of recurring revenues from consumer subscribers to grow significantly.

Consumer online services and Internet access

The overall increase of 11.9% in consumer online services and Internet access revenues for the six months ended June 30, 2004 was linked to the development of the wholesale sale of ADSL access to Wanadoo in France whose revenues sharply increased. On June 30, 2004, the number of ADSL accesses sold to Wanadoo France amounted to 2,072 million compared with 1,093 million a year earlier. The impact of this development is partially offset by the decrease in products from other Internet access offers, namely:

•	subscriptions to MaLigne ADSL access service (which allows the subscriber to freely choose his or her own Internet service provider), telephone communications and narrow-band Internet access sold to Wanadoo recorded; and

•	the decrease in revenues from Teletel data communication kiosk services and the decrease in revenues from “Information and operator services”.

Other Consumer services

The 6.6% decrease in “Other Consumer services” is related for the most part to payphone services and to telephone card services, revenues from which recorded a decrease of 18.6% on a comparable basis (22.9% on a historical basis) which reflects the 18.2% decrease in the volume of traffic in those services when the two periods are compared. The rest of the decrease related to revenues from the network distribution services of the agencies in France, furnished to other partners of the France Telecom Group (principally Orange France and Wanadoo France) for the marketing of their services.

Revenues from “equipment sales and rentals” (€474 million during the first half of 2004) remained stable overall compared to the first half of 2003. The increase in sales of wireless terminals and Mobicarte recharges offset the downturn in the sale and rental equipment for fixed-line services.

•	Revenues from Business services

The table below sets forth the revenues and other information for Business services for the six-month periods ending on June 30, 2004 and 2003 and the variations between the two periods, expressed as percentages.

	Six months ended June 30,			Variations
	2004	2003	2003	2004/2003	2004/2003
(€ millions)		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Business fixed line telephony	1,549	1,716	1,715	(9.7)%	(9.7)%
Business networks	1,261	1,259	1,255	0.1%	0.4%
Other business services	440	418	419	5.6%	5.1%

Business services revenues	3,250	3,393	3,389	(4.2)%	(4.1)%

Number of business telephone lines(1) (2) (in millions)	5.8	nd	5.7	nd	0.5%
Voice traffic of business subscribers (in billions of minutes)	10.3	nd	11.2	nd	(7.4)%
Business traffic in online services and low speed Internet access (in billions of minutes)	7.9	nd	10.4	nd	(24.9)%
Total number of permanent accesses to data networks(1) (in thousands)	232.1	nd	221.8	nd	4.6%
Of which: access to IP-VPN (in thousands)	50.2	nd	26.9	nd	86.8%

Total number of leased lines to businesses(1) (in thousands)	209.4	0.0	252.0	nd	(16.9)%

1.	At the end of period.
2.	This number includes analog (standard) lines and Numeris (ISDN) channels, each of which is counted as one line. The number of business Numeris channels at December 31, 2003 amounted to 3.7 million at June 30, 2004, an annual increase of 1.3%.

Business fixed line telephony

The 9.7% decline in revenues for “Business fixed line telephony” recorded during the first half of 2004 compared with the first half of 2003 was related to the 15% decrease on a comparable basis of “Business telephone communications” (14.7% on a historical basis), to the 2.4% decrease on a comparable basis in revenues from Business subscriptions (a decrease of 3.2% on a historical basis), and to the 9.7% decrease on a comparable basis in revenues from on-line services Businesses (-7.8% on a historical basis).

Revenues from “Business telephone communications” contributed a little more than half of the revenues from Business fixed line telephony during the first half of 2004. The decrease of 15.0% on a comparable basis was linked to (i) the effect of the decrease in the cost of calls to mobiles which occurred in 2003 and 2004; (ii) the effects of reduced prices resulting from volume discounts awarded to businesses, and (iii) the decrease in the number of telephone communications (at the same time, a decrease in the global market measured by interconnections and a loss in France Telecom’s market share) which was partially offset by the increase in volume of more costly communications from fixed lines to mobiles.

“Business telephone subscriptions” amounted to approximately 40% of the revenues of “Business fixed line telephony” during the first half of 2004. The 2.4% decrease in revenues from Business subscriptions (on a comparable basis) was related to the fact that the unlisted number option became a free service on August 6, 2003 and to the implementation of more attractive offers with volume discounts in more densely populated zones. Moreover, the number of equivalent telephone lines, which amounted to 5.8 million at June 30, 2004, grew by 0.5% compared to June 30, 2003

“Online Business services” are primarily composed of the Audiotel telephone kiosk activities, which include the electronic information services available by telephone, such as home banking services and weather reports. Revenues from “online Business services” remained stable during the first half of 2004. The increase in fees passed on to providers of the telephone kiosk services is offset by the increase in traffic volume.

Business Networks

Revenues from “Business Networks” were stable compared to the preceding half year on a comparable basis. The 4.5% increase in revenues from data network solutions (€977 million during the first half of 2004) was offset by the 12.6% decrease (also on a comparable basis) in revenues from leased lines (€283 million during the first half of 2004).

Since data network solutions are involved, an acceleration in the phenomenon of movement in technologies has occurred. The managed data networks grew by 8% compared to the first half of 2003. There has also been a decrease in the traditional products of data networks (principally, the switching of X25 packets), offset by the strong growth in IPVPN products. Moreover, management services for applicative infrastructures, principally related to hosting and security, are growing (17% for the six months ended June 30, 2004 compared to June 30, 2003), as well as activities related to outsourcing.

Similarly, the decrease in revenues from leased lines reflected the movement of businesses towards data network solutions, which include services in addition to the leasing of basic infrastructure. Between end of June 2004 and the end of June 2003, the overall annual decrease in lines leased by Businesses amounted to 14%, corresponding to analog and digital low and medium speed lines, in particular, 64-128K lines. These lines are replaced little by little by DSL access for businesses. Moreover, there has been a growth in very high speed services, promoted by the Interlan range of products, which offer an interconnection service to local managed networks.

Other business products

Revenues from “Other Business products” recorded a total increase of 5.3% for the first half of 2004 on a comparable basis. The increase in revenues from “Equipment sales and rentals” (business switches and videoconferencing equipment, for the most part) and that of distribution commissions related to sales realized for the account of other entities in the France Telecom Group are partially offset by the downturn in audiovisual activities in France.

•	Revenues from Networks and Operators

“Networks and Operators” services include (i) interconnection operations in France with other domestic operators, (ii) services provided in France to international operators (completion of calls from incoming international traffic and transit services), (iii) “Other networks and operators services”, including the wholesale sale of ADSL access to third-party Internet access providers; data services to operators and services related to the unbundling of telephone lines in France. In addition, it includes backbone networks outside of France, satellite services, the laying and maintenance of submarine cables and management and network engineering.

The following table sets forth the revenues and principal operating indicators for France Telecom’s Carrier services for the six-month periods ending on June 30, 2004 and 2003 and the variations between the two periods, expressed as percentages.

	Six months ended June 30,			Variations
	2004	2003	2003	2004/2003	2004/2003
(€ millions)		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Domestic interconnection (€ millions)	625	620	612	0.8%	2.1%
International operators services (€ millions)	328	273	263	20.1%	24.9%
Other services (€ millions)	960	778	797	23.5%	20.5%
Total Carrier services revenues (€ millions)	1,913	1,671	1,672	14.5%	14.4%

Domestic interconnection traffic (billions of minutes)	24.3	nd	21.5	nd	12.9%
Internet interconnection traffic (billions of minutes)	14.8	nd	17.5	nd	(15.6)%
Incoming international traffic (billions of minutes)	1.9	nd	1.9	nd	3.8%
Number of ADSL access sold to FAI tiers (in millions)	1,565.1	nd	693.9	nd	125.5%
Unbundled telephone lines (in millions)	730.7	nd	62.7	nd	ns
Total unbundled lines (in millions)	13.1	nd	2.7	nd	ns

Revenues relating to “Networks and Operators” recorded a 14.5% increase during the first half of 2004 on a comparable basis (14.4% on a historical basis) related to the strong growth in the unbundling of telephone lines and in the wholesale sale of DSL access. This increase is also due to the growth in services to international operators, whereas revenues from “domestic interconnection” are in the process of stabilizing themselves.

Domestic interconnection

The 0.8% increase in revenues from “domestic interconnection” for the six months ended June 30, 2004 compared to the six months ended June 30, 2003 is related to the strong growth in traffic to special numbers, that is to say, the use by France Telecom customers of numbers assigned to data gatherers by third-party operators (for example, the short number “3201” assigned to Prosodie for the consultation of weather services and traffic conditions), as well as the 12.5% growth (compared to 5.9% between end of December 2003 and end of December 2002) in completions of calls (telephonic traffic originating from third-party operators and from Orange France), partially offset by the 2% reduction in the price for interconnection of single transmission traffic and the 5% reduction in price of the doubled transmited traffic.

International operators services

Revenues from “International operators services” increased by 20.1% for the six months ended June 30, 2004 compared to the six months ended June 30, 2003, mainly due to the very strong growth in transit services, related to the implementation of an aggressive marketing strategy since 2003. The voice transmission services have also been growing since the beginning of the year with some subsidiaries in the “Other International” and “Orange” segments.

At the same time, revenues from incoming traffic, which accounted for 41% of the revenues from “International operators services” for the six months ended June 30, 2004, decreased by 5.4%. The impact of the 8.2% decrease in the average price of the fees for incoming calls billed by France Telecom to international operators was partially offset by the impact of the 4.9% growth in incoming international traffic.

Other Networks and Operator services

For the most part, the 23.5% increase in revenue for “Other Network and Operator services” is generated by the rapid development of the wholesale ADSL access to third party Internet access providers. In this regard, the number of ADSL accesses sold to third-party Internet access providers multiplied by 2.3 times between the two periods, amounting to 1.56 million at June 30, 2004 compared to 0.693 million accesses at June 30, 2003. To this is added the growth in data services to operators generated by the development of connections at Very High Speed on fiber optic cables and by Turbo DSL access. The impact of this rapid growth is partially offset by the decrease (i) in revenues from traditional leased lines; (ii) in service contracts with satellite operators as a result of France Telecom’s gradual withdrawal from its spatial activities; and (iii) in services related to the laying and maintenance of underwater cables, in a highly competitive sector.

•	Other revenues

“Other revenues” of the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment include revenues generated by: (i) the increase in value of Research and Development activities (revenues from licenses and softwares) and (ii) consulting and engineering services for information systems for telecommunications operators. In addition, “Other revenues” includes revenues from services billed to subsidiaries from other segments for operations, in particular (i) computing services, within the framework of the pooling of the Group’s information systems and (ii) rentals of property.

The table below sets forth the revenues for “Other revenues” of the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment for the six-month periods ended June 30, 2004 and 2003 and the variations between the two periods, expressed as percentages.

	Six months ended June 30,			Variations
	2004	2003	2003	2004/2003	2004/2003
(€ millions)		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Revenues from Other revenues	222	176	176	26.0%	25.9%

The 26.0% increase in revenues from “Other revenues” on a comparable basis for the six months ended June 30, 2004 was due to the development of computer services to other segments’ subsidiaries for operations and, to a lesser degree, to revenues from the rental of premises to those subsidiaries. This growth is partially offset by the significant downturn in consulting and engineering activities of information system for telecommunication operators. At the same time, Research & Development products remain at a level comparable to that of the preceding six-month period and contribute approximately 22% to “Other revenues” for the first six months of fiscal year 2004.

3.3.3	Operating Income Before Depreciation and Amortization, Operating Income and Investments in Tangible and Intangible Assets for the Fixed Line, Distribution, Networks, Large Customers and Operators Segment

•	Operating income before depreciation and amortization

Operating expenses before depreciation and amortization for the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment amounted to €6,904 million for the first half of 2004, compared to €7,229 million for the first half of 2003 (on a historical basis), a decrease of 4.5%.

This decrease amounted to 3.8% on a comparable basis, and reflected a savings of €273 million. This decrease can be principally attributed to a 4.0% decrease in the level of external purchases, representing a savings of €106 million. The savings included the following:

•	the amount of services fees and inter-operator costs decreased, mainly due to the decline in the average cost of call termination rates from mobile telephones calls;

•	external purchases, services fees and inter-operator costs, decreased, mainly due to the effects of TOP projects, particularly “TOP Sourcing” in relation to the renegotiation of agreements and whose effects were evident in general expenses, such as merchandise purchasing;

•	a decrease in personnel costs, related principally to the decrease in employees for the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment.

On a historical basis, operating income before depreciation and amortization of the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment increased by 5.6%.

On a comparable basis, operating income before depreciation and amortization of the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment increased by 4.4% between the first six months of 2003 and 2004, mainly due to the effects of the implementation of TOP projects. The savings achieved largely offset the decrease in revenues. Operating income before depreciation and amortization compared to revenues was thus 36.1% during the first six months of 2004, compared to 34.2% in 2003 on a comparable basis.

•	Operating income

On a historical basis, operating income increased by 17.1%. This strong growth reflects the improvement in operating profitability of the segment as well as the impact of the absence of depreciation and amortization of the actuarial adjustments to the early retirement plan related to the change in accounting methods which occurred at the beginning of 2004. Operating income for the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment recorded growth of 10.8%.

•	Investments in tangible and intangible assets

Investments in tangible and intangible assets of the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment increased by 3.3% on a historical basis between the first six months of 2003 and 2004, and increased by 3.4% on a comparable basis. In total, investments in the first half of 2004 as compared to the first half of 2003, increased by €21 million on a comparable basis. This increase is due principally to investments linked to unbundling, information technology equipments and intangible assets.

The limited increase was due to the joint effects of the policy for voluntary rationalization of investments implemented through the TOP projects and the “TOP Sourcing” Program for the optimization of contracts.

During the first half of 2004, network investments, which amounted to 66% of investments in tangible and intangible assets of the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment, increased by €4 million, or 0.9% on a comparable basis compared to the first half of 2003.

However, investments relating to the Internet and broadband, showed a decrease between the first six months of 2004 and 2003. They represented 27% of network investments through June 30, 2004 as compared to 39% at the end of June 2003 on a comparable basis. This change is due to the decrease in the price of ADSL equipment between 2001-2004, as well as to the increase of the penetration rate which has provided a beneficial occupation of broadband equipment. It should be noted that the strong growth in the ADSL customer base rose to more than 1.8 million at June 30, 2004 compared to the first half of 2003. The customer base with ADSL access was about 4 million at the end of June 2004.

Investments for other network equipment (Local Loop, Shared Network Resources, fixed Switching network, Other Networks, Cable Networks and Miscellaneous) increased by €52 million in the first six months of 2004 or 19% compared to the first six months of 2003 on a comparable basis. These investments related principally to “renewal” equipment and to investments related to unbundling (Local Loop, Technical Environment). Notably, they concern “renewal” equipment linked to the roll-out of broadband networks.

Among the other changes, the following items appear as follows:

•	“information” technology increased by €15 million, or 10.5%, as a result of pooling (information management) part for the financing of the Group’s computing purchases;

•	“real property” increased by €5 million, or 27.0%. This evolution is tied to the launch of a plan to reorganize the agencies.

***

3.4	EQUANT SEGMENT

The “Equant” segment was created following the merger of Equant and Global One on July 1, 2001. The merger produced the leader in the field of global communication solutions for multinationals. Equant combines its expertise in network services – with a presence in 220 countries and territories and locally-based assistance in more than 165 countries – with an extensive value-added offer enabling it to provide integrated and personalized solutions.

At June 30, 2004, France Telecom held 54.13% for Equant’s share capital.

Equant organizes its activities into the following areas:

•	“network services”, including, in particular, direct sales and indirect sales through Radianz, Deutsche Telekom, Sprint and other distribution channels;

•	“integration services” including (i) the services related to the supply and deployment of equipment; (ii) email, hosting and security services; (iii) the other integration services;

•	the “other service activities”, principally, the supply of voice services and rendering of services to France Telecom Transpac;

•	the SITA contract, an exclusivity contract with SITA (entity with responsibility for the coordination of the needs of airline companies and airports) which contained a clause guaranteeing minimum revenue until June 30, 2003.

3.4.1	Operating Indicators for the Equant Segment

The table below sets forth the main operating indicators for the Equant segment, as of June 30, 2004.

	Six months ended June 30,			Variations
	2004	2003	2003	2004/2003	2004/2003
(€ millions)		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Revenues	1,168	1,206	1,341	(3.2)%	(12.9)%
Operating income before depreciation and amortization	48	121	144	(60.4)%	(66.7)%
Operating income before depreciation and amortization / Total Revenues	4.1%	10.1%	10.8%
Operating income	(143)	(84)	(85)	(69.9)%	(69.2)%
Operating income / Total Revenues	(12.3)%	(7.0)%	(6.3)%	—	—
CAPEX	90	123	137	(26.8)%	(34.2)%
CAPEX / Total Revenues	7.7%	10.2%	10.2%	—	—
Operating income before depreciation and amortization less CAPEX	(42)	(1)	8	ns	ns
Average number of employees
(Full time equivalent)	9,480	9,915	9,915	(4.4)%	(4.4)%

The following table sets forth the information on a comparable basis of the Equant segment, including euro/U.S. dollar exchange rate variations:

	Variations on a comparable basis(1) (unaudited)
(€ millions)	Revenues	Operating income before depreciation and amortization	Operating income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees
June 30, 2003 figures on a historical basis	1,341	144	(85)	137	8	9,915

Exchange rate variations (2)	(135)	(23)	1	(14)	(9)	0
June 30, 2003 figures on a comparable basis	1,206	121	(84)	123	(1)	9,915

(1)	Statutory.
(2)	Impact of the difference between the exchange rate for U.S. dollars at June 30, 2003 and the exchange rate at June 30, 2004.

3.4.2	Revenues for the Equant Segment

On a historical basis, Equant segment’s revenues decreased 12.9% from the six months ended June 30, 2003 as compared to the six months ended June 30, 2004 due to the strong fluctuations in the euro/US dollar parity.

Equant segment’s revenues decreased by 3.2% on a comparable basis from the six months ended June 30, 2003 as compared to the six months ended June 30, 2004, taking into account, in particular, the impact of the increase in competitive pressure on prices and on the movement of customers towards more attractive IP –VPN type solutions.

Taking into account the exchange rate fluctuations, the following comments are presented on the basis of figures expressed in U.S. dollars as reported by Equant:

•	the Equant segment’s revenues, excluding revenues from the “SITA” contract, grew by 2.5% on a comparable basis;

•	the decrease in revenues from network services is partially offset by the growth in revenues arising from the integration services and the other service activities; the growth in revenues generated by the messaging, hosting, security services and the other integration services reflects Equant’s will to strengthen its position with regard to value-added services for large businesses;

•	revenues from outsourcing activities more than doubled during the first half of 2004 compared to the first half of 2003;

•	the change in revenues related to the SITA contract is impacted as a result of the expiration of the minimum guaranteed revenue clause, which expired on June 30, 2003.

•	Revenues from network services

The network services sector comprises revenues from network agreements for data transmission with direct and indirect customers and also includes network consulting services included in the agreements.

For the six months ended June 30, 2004, revenues for network services decreased 5.7% to US $765 million compared with the first six months of 2003. Revenues increased in Europe, which only partially offset the decrease in revenues in North America, impacted by increasing competitive pressure on prices.

Revenues generated by direct sales (including sales with France Télécom Transpac) are virtually stable compared to June 30, 2003 and amounted to US $655 million, whereas revenues generated by indirect distribution channels decreased 24.1% to US $110 million during the same period. The decrease in revenues was principally due to the decrease in revenues from Sprint, Deutsche Telekom and Radianz between the first six months of 2003 and 2004, amounting to US $47 million.

Equant has proceeded to the extension of its IP-VPN network after the integration of access by satellite and access by DSL technology, thereby enabling it to increase its customer base. Between the first half of 2003 and the first half of 2004, the number of DSL connections more than doubled. At June 30, 2004, Equant operated in 16 countries, demonstrating its capacity for growth in the most dynamic sector of the market.

•	Revenues from Integration services

Equant’s integration services sector includes the integration services, messaging services, hosting services, security services and the distribution of equipment for networks. Integration services comprise part of the consulting network engineering activities and also installation and maintenance services of network equipment.

Revenues for integration services increased 21.9% during the first six months of 2004, compared to the first six months of 2003, reaching US $267 million, mainly due to the increase in revenues from the provision and deployment of equipment, which increased 50.0% in Europe, the Middle East and Africa. Revenues from hosting services and security increased 10.8% compared to the end of June 2003. The 10.9% increase in revenues from the other integration services reflects the increase in outsourcing contracts.

•	Revenues from other activities

Revenues from other activities amounted to US $135 million for the first six months of 2004, an increase of 25.0% compared to the first six months of 2003. This growth reflects the increase in revenues from voice services supplemented by the increase in fees generated from France Télécom Transpac for the use of its network.

With a view to increasing its IP-VPN customer base, Equant is going to pursue the international development of “voice over IP” services, intended for businesses, thereby offering them an integrated network and a common means of access.

•	Revenues from SITA agreement

Revenues relating to the SITA agreement amounted to US $266, a 22.0% decrease compared to revenues for the first six months of 2003. Revenues from SITA were principally impacted by the termination of the guaranteed minimum revenues and by the movement towards more attractive Internet solutions.

3.4.2.1	The Operating income before depreciation and amortization, operating income and investments in tangible and intangible assets for the Equant segment

The difference between the figures on a historical basis for the six months ended June 30, 2003 and the figures for the six months ended June 30, 2003 on a comparable basis relate solely to exchange rate variations linked to fluctuations in the U.S. dollar compared to the euro.

•	Operating Income Before Amortization

On a historical basis, operating income before depreciation and amortization decreased by 67.7% going from €144 million for the 6 months ended June 30, 2003 to €48 million for the six months ended June 30, 2004

Thus, as a percentage of revenues, operating income before depreciation and amortization decreased from 10.8% to 4.1% for the six months ended June 30, 2004. This evolution reflects a decrease in revenues, the evolution of the revenues mix, and the impact of the end of the minimum revenue guarantee.

•	Operating Income

On a historical basis, operating income decreased, from (€85 million) for the six months ended June 30, 2003 to a (€143 million) a year later, a decrease of 69.2%.

On a comparable basis, operating income decreased 69.9%, going from €84 million to €143. This decrease reflects the decrease in operating income before amortization, partially compensated by a reduction in depreciation and amortization of tangible and intangible assets.

•	Investments in Tangible and Intangible Assets:

Spending for investments in tangible and intangible assets is in sharp decline: on a historical basis, they have dropped from €137 million for the six months ended June 30, 2003 to €90 million for the six months ended June 30, 2004, a 34.2% decrease.

On a comparable basis, this decrease is only of 26.8%. The major tangible and intangible investment items for the six months ended June 30, 2004 are:

•	“other networks” for a total €45 million, with a decrease of 15.2%;

•	“software licenses” for a total of €15 million, with a decrease of 29.2%; and

•	“indefeasible right of use” for a total of €5 million, with a decrease of 78,9%.

***

3.5	SEGMENT TP GROUP

TP Group has been fully consolidated since April 2002. The “TP Group” segment includes TP S.A., the historic Polish operator, and its subsidiaries, notably PTK Centertel’s mobile operations.

As of June 30, 2004, the consortium created by France Telecom and Kulczyk Holding held 47.5% of TP S.A., of which 33.93% was held by France Telecom.

3.5.1	Operating Indicators for the TP Group Segment

The table below sets forth the main operating indicators of the “TP Group” segment as of June 30, 2004:

	Six months ended June 30,			Variations
	2004	2003	2003	2004/2003	2004/2003
(€ millions)		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Revenues	1,944	1,914	2,123	1.6%	(8.4)%
Operating income before depreciation and amortization	870	863	956	0.8%	(9.0)%
Operating income before depreciation and amortization / Revenues	44.7%	45.1%	45.1%
Operating income	428	412	455	3.9%	(6.0)%
Operating income/Revenues	22.0%	21.5%	21.4%	—	—
CAPEX	259	315	349	(17.6)%	(25.7)%
CAPEX/Revenues	13.3%	16.4%	16.4%	—	—
Operating income before depreciation and amortization less CAPEX	611	549	608	11.3%	0.5%
Average number of employees
(Full time equivalent)	37,682	44,377	44,480	(15.1)%	(15.3)%

The table below sets forth, for the first half of 2003, the calculation of figures on a comparable basis for the “TP Group” segment. The changes in the scope of consolidation relate to the withdrawal of Wirtualna Polska on April 1, 2004:

	Variations on a comparable basis(1)			(unaudited)
(€ millions)	Revenues	Operating income before depreciation and amortization	Operating income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees
June 30, 2003 figures on a historical basis	2,123	956	455	349	608	44,480

Scope of consolidation:
Withdrawal of Wirtualna Polska	(1)	1	1	0	1	(103)
Exchange rate variations(2)	(208)	(94)	(45)	(34)	(60)	0
June 30, 2003 figures on a comparable basis	1,914	863	412	315	549	44,377

1.	Statutory.
2.	Impact of the difference between the exchange rate of the Polish zloty at June 30, 2003 and the exchange rate at June 30, 2004.

3.5.2	Revenues for the TP Group Segment

The following table sets forth, for the six-month periods ended June 30, 2003 and 2004, and the distribution of TP Group’s revenues by activity:

	Six months ended June 30,			Variations
	2004	2003	2003	2004/2003	2004/2003
(€ millions)		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Fixed line services	1,446	1,534	1,701	(5.7)%	(15.0)%
Wireless services	564	437	484	29.0%	16.5%
Internet and other revenues	24	21	25	15.8%	(3.9)%
Inter component eliminations	(90)	(78)	(87)	(14.8)%	(2.9)%
TP Group revenues	1,944	1,914	2,123	1.6%	(8.4)%

Total number of active customers (in thousands)	18,930	17,638	17,638	7.3%	7.3%

Of which :
Active fixed line customers	11,371	10,948	10,948	3.9%	3.9%
Active wireless line customers	6,090	5,083	5,083	19.8%	19.8%
Active Internet customers (ADSL + SDI)	340	145	145	134.1%	134.1%

On a comparable basis, revenues of the TP Group grew by 1.6% from the six months ended June 30, 2003 as compared to the six months ended June 30, 2004, reaching €1,446 million for the six months ended June 30, 2004. This growth is related to the 29.0% increase in revenues generated by the wireless operations, offset by the decrease of 5.7% in revenues generated by fixed line services. Revenues from “Other activities:” remained virtually stable compared to the first six months of 2003.

The exchange rates of the zloty and the euro fluctuated unfavorably between the first six months of 2004 and the first six months of 2003 (on average: 1 euro = 4.73 zloty for the first six months of activity in 2004, compared to 1 euro = 4.27 zloty for the first six months in 2003).

Thus, due to the significant depreciation of the Polish zloty, the revenues of the TP Group segment recorded a decrease of 8.4% on a historical basis.

•	Revenues from fixed line services

Revenues from fixed line services declined mainly due to a decrease in revenues from communications and interconnection, which was only partially offset by growing services such as data transmission, broadband Internet and services based upon intelligent networks.

Communications were impacted by the opening of the international long distance calling market to competition (January 2003) and of the fixed line to wireless market (October 2003), in addition to the significant decline in the international calls costs (since May 1, 2004) and fixed to wireless calls (in February and June 2003).

Finally, traffic from fixed lines was logically subject to competition from wireless services, particularly for local traffic. Interconnection revenues reflected the negative impact of the regulatory decreases in tariffs and the opening of the international long distance calling market to competition. The launching, in November 2003, of new “fixed line” offers, combining a subscription at a higher price with free communications, has had a significant impact on the revenue mix figures for fixed-line services, thereby causing the share of revenues attributable to subscriptions to grow. The increasing success of this offer will allow the TP Group to maintain its position in the market of “voice” traffic.

Payphone activities also decreased as a result of their replacement by mobile phones. These changes were partially offset by:

•	the increase in subscriptions,

•	the significant growth of the Internet, in particular broadband Internet, as a result of the increase in the number of ADSL customers (270,000 ADSL customers at June 30, 2004 compared to 36,000 at June 30, 2003; for the first six months of 2004, the level of broadband Internet revenues was four times higher than it was during the first six months of 2003;

•	and the very promising success of data transmission, despite the difficult economic environment.

Revenues from activities related to “Data” (including broadband, narrowband, data transmission and leased lines) recorded a 21.0% growth during the first six months of 2004, thereby increasing the percentage of total revenues for the segment attributable to revenues related to those activities, from 7.7% during the first half of 2003 to 9.9% during the first half of 2004.

On a global level, “TP Group” benefits from the growth of its customer base, which amounted to 7.3% during the first six months of 2004 compared to the preceding six-month period.

•	Revenues from wireless services

On a historical basis, revenues from wireless services grew by 16.5%, reaching €564 million for the six months ended June 30, 2004. This growth was due to the rapid growth in the number of subscribers. At June 30, 2004, the number of customers was 6.09 million compared to 5.08 million at June 30, 2003, an increase of 19.8% in one year.

Similarly, for the six months ended June 30, 2004, PTK Centertel posted a significant improvement in its customer mix: package offers represented 47.7% of the subscriber base as compared to 39.9% one year earlier.

The market share of wireless activities was 31.2% at June 30, 2004 as compared to 32.6% at June 30, 2003.

•	Revenues from other revenues

The virtual stability of revenues from this component of subsidiaries, excluding Internet and directories activities, was due to the rationalization of operations and refocusing of activities, in addition to a very clear improvement in profitability. During the first half of 2004, revenues generated by “other services” amounted to €24 million for the six months ended June 30, 2004 and recorded a growth of 15.8% on a comparable basis.

3.5.3	Operating Income Before Depreciation and Amortization, Operating Income and Investments in Tangible and Intangible Assets for the TP Group Segment

•	Operating Income Before Depreciation and Amortization

Operating income before depreciation and amortization for the “TP Group” segment decreased going from €956 million for the six months ended June 30, 2003 on a historical basis to €870 million for the six months ended June 30, 2004, a decrease of 9.0%.

On a comparable basis, operating income before depreciation and amortization increased by 0.8% (€870 million for the six months ended June 30, 2004, compared to €863 million for the six months ended June 30, 2003).

Thus, as a percentage of revenues, operating income before depreciation and amortization decreased from 45.1% at June 30, 2003 to 44.7% at June 30, 2004. This slight decrease in this ratio relates principally to the downturn in fixed line services.

This change was due to the cumulative effect:

•	of an increase in revenues led by the dynamic growth of wireless activities and very significant savings in the cost of products sold (terminals and accessories). As related to revenues, the margin of operating income before depreciation and amortization for wireless operations went up by 2.0 percentage points, to reach 32.8% at June 30, 2004;

•	of a decline in revenues greater than the savings achieved as a result of the operating expenses reduction program, especially relating to transportation and material expenses, as well as services fees and inter-operator costs, and, above all, personnel costs. The number of employees declined sharply following implementation of a restructuring plan for TP S.A., resulting in a 16% decline in end of period active headcount between the end of June 2003 and the end of June 2004, resulting in a decrease in personnel costs of almost 12%. Moreover, the margin rate of operating income before depreciation and amortization is declining, going from 45.1% at June 30, 2003 to 44.7% at June 30, 2004, on a historical basis.

•	Operating Income

On a historical basis, operating income decreased 6.0% to reach €428 million for the six months ended June 30, 2004 as compared to €455 million for the six months ended June 30, 2003.

On a comparable basis, operating income increased 3.9%. This is the result of increasing operating income as well as a decline of 2% in depreciation and amortization excluding good will in tangible assets (mainly in the domain of fixed-line services).

•	Investments in Tangible and Intangible Assets excluding UMTS and GSM Licenses

On a historical basis, expenses related to investments in tangible and intangible assets, excluding UMTS and GSM licenses, decreased 25.7% between the first half of 2003 and the first half of 2004, to reach €259 million for the six months ended June 30, 2004, as compared to €349 million for the six months ended June 30, 2003.

Investments in tangible and intangible assets decreased 17.6% between the first six months of 2003 and 2004 on a comparable basis, which represent 13.3% of revenues for the six months ended June 30, 2004.

This change reflected a reduction in investments in wireless activities by “TP Group” following very significant efforts undertaken to develop the network during the 2002-2003 period. In fixed-line telephony, overall expenses also decreased mainly due to lower network and property investments. This decrease was partially offset by expenses made within the framework of an extensive program for the modernization of customer relations management (implementation of “CRM”: Customer Relationship Management) and billing.

In the other subsidiaries, between June 30, 2003 and June 30, 2004, capital expenditures fell below their level during the first half of 2003, as a result of the implementation of assets optimization programs.

***

3.6	OTHER INTERNATIONAL SEGMENT

The “Other International” segment includes the other subsidiaries in the rest of the world, the main activities of which are fixed line telephony services outside France as well as certain wireless activities of the France Telecom Group not contributed to Orange (Voxtel in Moldavia and FTM Lebanon).

3.6.1	Operating Indicators for the Other International Segment

The table below sets forth the main operating indicators of the “Other International” segment for the six months ended June 30, 2004 and 2003 on both a historical basis and a comparable basis.

	Six months ended June 30,			Variations
	2004	2003	2003	2004/2003	2004/2003
(€ millions)		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Revenues	676	629	854	7.5%	(20.9)%
Operating income before depreciation and amortization	214	191	292	12.1%	(26.7)%
Operating income before depreciation and amortization / Revenues	31.7%	30.4%	34.2%
Operating income	111	81	133	36.7%	(17.0)%
Operating income / Total revenue	16.4%	12.9%	15.6%	—	—
CAPEX	81	82	97	(1.6)%	(17.0)%
CAPEX/Revenues	11.9%	13.1%	11.4%	—	—

UMTS/GSM licenses	0	0	0
Operating income before depreciation and amortization less CAPEX	134	109	195	22.5%	(31.4)%
Average number of employees
(Full time equivalent)	7,807	8,678	12,109	(10.0)%	(35.5)%

The table below sets forth, for the first half of 2003, the calculation of figures on a comparable basis for the “Other International” segment.

The changes in the scope of consolidation relate to:

•	the sale of Casema on January 28, 2003 with effect as of January 1, 2003, in comparable basis figures;

•	the sale of the payphone operation in Egypt (Menatel) on September 25, 2003, with effect as of January 1, 2003, in the information on a comparable basis;

•	the sale of the indirect holding of CTE Salvador’s share capital on October 22, 2003, impacting the information on a comparable basis as of January 1, 2003.

	Variations en a comparable basis(1) (unaudited)
(€ millions)	Revenues	Operating income before depreciation and amortization	Operating income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees
June 30, 2003 figures on a historical basis	854	292	133	97	195	12,109

Withdrawal from the scope of consolidation:
Casema	(20)	(7)	1	(2)	(5)	(117)
Menatel	(27)	(6)	(3)	(2)	(4)	(396)
Salvador	(165)	(82)	(47)	(9)	(72)	(2,891)
Other changes	0	2	2	0	2	(28)
Exchange rate variations(2)	(12)	(7)	(5)	(2)	(5)	0
June 30, 2003 figures on a comparable basis	629	191	81	82	109	8,678

1.	Statutory.
2.	Impact of the difference between the exchange rate at June 30, 2003 and the exchange rate at June 30, 2004.

The impacts of exchange rate variations on a comparable basis are as follows:

		Variations on a comparable basis (unaudited)
(€ millions)	Revenues	Operating income before depreciation and amortization	Operating income	CAPEX	Operating income before depreciation and amortization less CAPEX
Currency
U.S. Dollar	(2)	(3)	(3)	(1)	(2)
Other currencies	(10)	(4)	(2)	(1)	(3)
Exchange rate variations	(12)	(7)	(5)	(2)	(5)

3.6.2	Revenues for the Other International Segment

On a historical basis, revenues from the “Other International” segment declined by 20.8%, to €676 million, due to significant changes in the scope of consolidation, including the following:

•	the sale of Casema on January 28, 2003

•	the sale of the payphone operation in Egypt (Menatel) on September 27, 2003, with effect as of January 1, 2003, in the information on a comparable basis;

•	the sale of the indirect holding in CTE Salvador’s share capital on October 22, 2003.

On a comparable basis, revenues from the “Other International” segment grew 7.5% between June 30, 2003 and 2004. This growth was due mainly to positive developments in international wireless services, notably with a significant increase in revenues from Ikatel (Mali), which started operations at the beginning of 2003, and Sonatel (in Senegal). At the same time, Uni2’s revenues in Spain (€233 million for the first half of 2004) recorded a decrease of 4.2% related to the downturn in the wholesale sale of telephone traffic partly offset by direct sales to customers.

3.6.3	Operating Income Before Depreciation and Amortization, Operating Income and Investments in Tangible and Intangible Assets for Other International Segment

•	Operating Income Before Depreciation and Amortization

Compared to the six months ended June 30, 2003 (on a historical basis), operating income before depreciation and amortization of the “Other International” segment fell substantially by 26.7%, going from €292 million to €214 million for the six months ended June 30, 2004. This decrease reflected changes in the scope of consolidation and exchange rate variations, as described above. On a comparable basis, operating income before depreciation and amortization increased 12.1% from the six months ended June 30, 2003 as compared to the six months ended June 30, 2004. This increase reflects the improved profitability of the operations of subsidiaries in wireless telephony, such as Ikatel in Mali and Sonatel in Senegal. As a percentage of revenues, operating income before depreciation and amortization increased from 30.4% for the first half of 2003 to 31.7% at the end of June 2004.

•	Operating Income

On a comparable basis, operating income increased, from €81 million from the six months ended June 30, 2003 to €111 million one year later, due to the double-digit improvement in operating income before depreciation and amortization, combined with the relative stability of depreciation and amortization of tangible and intangible assets. The segment reflected growth of African subsidiaries such as Ikatel, Sonatel and CI Telcom.

•	Investments in Tangible and Intangible Assets, excluding UMTS and GSM Licenses

Investments in tangible and intangible assets decreased 17.0% from the six months ended June 30, 2003 compared to the six months ended June 30, 2004 (on a historical basis), primarily as a result in particular of the impact of the sales of CTE Salvador, Casema and Menatel. On a comparable basis, they are stable: the growth in Uni2 investments (in Spain) related to the local loop unbundling development, for the account of Wanadoo Spain, is offset by the decline in Ikatel investments, which had largely invested in 2003 as a result of the commencement of its operations.

4.	FROM OPERATING INCOME TO NET INCOME OF THE GROUP

The following table presents the passage from operating income to the net income share of the France Telecom Group for the six months ended June 30, 2004 and 2003.

	Six months ended June 30,
(€ millions)	2004	2003 historical
Operating income	5,273	4,645

Interest expenses net (excluding TDIRA)	(1,609)	(2,052)
TDIRA Interest Expense	(153)	(140)
Foreign exchange gain/(loss), net	(87)	(83)
Discounting of early retirement plan	(74)	(100)

Current income from integrated companies	3,350	2,270

Other non-operating income/(expense), net	233	(370)
Income taxes	(769)	3,231
Employee profit sharing	(104)	(75)

Net income/(loss) from integrated companies	2,710	5,056

Equity in net income/(loss) of affiliates	5	(111)
Goodwill amortization	(894)	(850)
Exceptional goodwill amortization	(519)	(1,041)

Net income/(loss) of the consolidated group	1,302	3,054

Minority interests	(194)	(532)

Net income/(loss)	1,108	2,522

4.1	NET INTEREST EXPENSES AND NET FOREIGN EXCHANGE GAIN/LOSS

Net interest expenses excluding TDIRA amounted to €1,609 million for the first half of 2004, compared to €2,052 million a year before, an increase of €443 million in interest expense which is explained by the combination of several factors:

•	average indebtedness for the first half of 2004 was €11.4 billion lower in comparison to the first half of 2003, for a reduction in interest expense of approximately €385 million;

•	a portion of the bonds issued (approximately €14 billion outstanding at June 30, 2004) contain step up provisions. The improvement in France Telecom’s rating in May 2003, then in February and March 2004, entailed a reduction in bond coupons, (i) starting on September 2003 for the bonds issued in pounds sterling and in US dollars, and (ii) starting in February and March 2004 for the other borrowings (annual coupons).

This reduction in the coupons entails a reduction in interest expense estimated to be €24 million for the first half of 2004 (€64 million for all of 2004).

The weighted average annual cost of France Telecom’s net financial debt decreased from 7% at June 30, 2003 and 7.05% at December 31, 2003 to 6.77% at June 30, 2004.

Moreover, the interest expenses related to the perpetual bonds redeemable for France Telecom shares (TDIRA), issued within the context of the settlement of the MobilCom file, amounted to €153 million for the first half of 2004 compared to €140 million for the first half of 2003. In August 2003, in exchange for a cash payment of €438 million, the rate of interest on the TDIRAs was reduced from 7% to 5.75% over 7 years.

Net foreign exchange gain/loss for the first half of 2004 amounted to an accounting loss of €87 million (compared to an accounting loss of €83 million for the same period in 2003). This loss was due in essence to an open borrowing position in pounds sterling and US dollars, and, to a lesser degree, the depreciation of the Dominican peso against the U.S. dollar. These losses were partially offset by exchange gains by the TP Group.

France Telecom’s policy is not to use derivative financial instruments for speculative purposes. Since most derivative financial instruments are intended to hedge against business exposures, the risks associated with these instruments are offset by the risks generated by the items covered.

4.2	CURRENT INCOME FROM INTEGRATED COMPANIES

After the impact of the discounting of the early retirement plan (€74 million as of June 30, 2004, compared to €100 million a year earlier), the current income from the integrated companies was €3,350 million for the six months ended June 30, 2004, compared to €2,270 million for the six months ended June 30, 2003.

4.3	OTHER NON-OPERATING INCOME/ AND EXPENSES

For the six months ended June 30, 2004, other non-operating income and expenses amounted to a gain of €233 million, compared to a loss of €370 million for the six months ended June 30, 2003. This item includes disposal gains or losses, dilution impact, other provision and reversal movements, costs of sale of receivables and dividends.

4.3.1	Gains and Losses on Sales

•	The amount of gains or losses was €65 million for the six months ended June 30, 2004 (compared to €92 million for the six months ended June 30, 2003). The major sales which occurred during the first half of 2004 related to:

•	the sale of the last tranche of unconsolidated securities of Pramindo Ikat in an amount of €50 million;

•	the sale by France Telecom on June 15, 2004 of its unconsolidated holding of 27% in Suez-Lyonnaise Telecom (Noos) to Suez for the price of one euro. The amount of this holding had been brought down to no value in the books of France Telecom as of December 31, 2003.

•	Among the principal divestitures which occurred for the six months ended June 30, 2003 were the following:

•	The second tranche in the divestiture of real estate sold by France Telecom S.A. for €419 million, producing a gain of €31 million.

•	On June 20, 2003, France Telecom sold its 5.5% shareholding in Sprint PCS, the American telecommunications operator, for a total amount of US $330 million (€286 million). Gains, before tax and net of exchange rate effects, amounted to €19 million for this transaction.

•	Casema was sold on January 28, 2003, for a net cash amount of €498 million, producing a gain of €16 million.

•	Sale of Eutelsat shares on April 28, 2003, for a net cash amount of €373 million, producing a gain of €14 million.

•	Sale of Wanadoo Belgique on February 6, 2003, producing a gain of €6 million.

4.3.2	Provisions and Reversals of Provisions

•	Excluding gains, other non-operating income and expenses included, in particular, provisions and reversals of provisions. As of June 30, 2004, this item included the following:

•	a provision of €49 million with regard to the offer of purchasing coupons to the historic shareholders of Wanadoo who kept their securities without interruption within the context of the simplifed mixed public tender and exchanbe offer. This transaction was the subject of an announcement at the end of April 2004;

•	reversals of provisions with regard to a provision related to MobilCom in the amount of 121 million euros; Uni2 in the amount of 95 million euros; the payment of a remainder of the €62 million following the payments related to Certificates of Guaranteed Value of Equant and the Teleinvest securities in the amount of €61 million.

•	As of June 30, 2003, the principal provisions and reversals of provisions related to:

•	an additional provision with regard to the Kulczyck put, linked to the repurchase of TP S.A. shares, amounting to €256 million as of June 30, 2003 (€299 million for the as of December 31, 2003), principally the result of the devaluation of the zloty vis a vis the euro. This provision, which amounted to €571 million in 2002, was raised to €827 million as of June 30, 2003 (€870 million for as of December 31, 2003);

•	following a reassessment of the fair value of the shares of BITCO / TA Orange Company Ltd accounted for under the equity method, a write-down of the consolidated value in the amount of €40 million (€73 million as of December 31, 2003) was recorded as a non operating expense, in addition to the exceptional amortization of the goodwill;

•	in contrast, reversals of provisions mainly involved a reversal of the provision for Wind shares, to adjust the value of the shares to the price at which they were sold (divestiture occurred on July 1, 2003), in an amount of €270 million.

4.3.3	Restructuring Costs

•	For the six months ended June 30, 2004, restructuring provisions and costs amounted in total to €39 million, involving notably:

•	Costs for the restructuring and integration of Equant amounting to €12 million;

•	Costs for the restructuring and integration of TP Group amounting to €11 million;

•	Orange and its subsidiaries, for €5 million, principally linked to the withdrawal of Orange from Sweden;

•	For the six months ended June 30, 2003, restructuring costs involved:

•	Orange and its subsidiaries, for €109 million;

•	Costs for the restructuring and integration of Equant amounting to €96 million;

•	Wanadoo and its subsidiaries amounting to €8 million.

4.3.4	Others

•	Finally, other items of non-operating income and expenses recorded for the six months ended June 30, 2004 included notably:

•	the loss on the redemption of bonds by Orange, for €27 million;

•	costs related to securities transactions for €14 million;

•	For the six months ended June 30, 2003, other items of non-operating income and expenses included:

•	the loss on the redemption of bonds by France Telecom S.A. for 74 million euros (106 million as of December 31, 2003), following a debt restructuring, and by Orange, for 23 million euros (35 million euros as of December 31, 2003)

•	costs related to the securitization of trade receivables for 48 million euros (104 million euros as of December 31, 2003).

4.4	CORPORATE INCOME TAXES

Income tax split between the tax consolidation groups and for the other subsidiaries is as follows:

	Period ended
(€ millions)	June 30, 2004	June 30, 2003 historical	December 31, 2003 historical
- Current income taxes	0	0	0
- Deferred income taxes	401	1,100	1,100
France Telecom S.A. tax group	401	1,100	1,100

- Current income taxes	0	0	0
- Deferred income taxes	(479)	2,192	1,861
Orange SA tax group	(479)	2,192	1,861

- Current income taxes	(0)	(1)	(18)
- Deferred income taxes	(304)	318	231
Wanadoo SA tax group(1)	(304)	317	213

- Current income taxes	0	—	—
- Deferred income taxes	(382)	—	—
FTSA consolidated tax group (2004 scope of consolidation) (see below)	(382)	—	—

- Current income taxes	(114)	0	0
- Deferred income taxes	(20)	(170)	(293)
Orange UK Group	(134)	(170)	(293)

- Current income taxes	(55)	(113)	(137)
- Deferred income taxes	13	41	(7)
TP Group	(42)	(72)	(144)

- Current income taxes	(61)	(8)	(8)
- Deferred income taxes	2	(14)	(14)
Other French subsidiaries	(59)	(22)	(22)

- Current income taxes	(201)	(87)	(187)
- Deferred income taxes	49	(27)	63
Other foreign subsidiaries	(152)	(114)	(124)

Total income tax benefit (charge)	(769)	3,231	2,591
Of which:
- Current income taxes	(431)	(209)	(350)
- Deferred income taxes	(338)	3,440	2,941

(1)	Since January 2004, PagesJaunes is no longer included in the France Telecom S.A. consolidated tax group as a result of the initial public offering of PagesJaunes (see note 14 of the Consolidated Financial Statements).

As of June 30, 2004, the France Telecom SA consolidated tax group is composed of the following entities:

•	Orange SA and its French subsidiaries, which had their own consolidated tax group before the public exchange offer. Since French Telecom SA now owns more than 95% of these companies, they were included in the France Telecom consolidated tax group;

•	subsidiaries belonging to the Wanadoo SA consolidated tax group (excluding PagesJaunes and its French subsidiaries), since the merger of France Telecom SA and Wanadoo SA, subject to their shareholders’ meeting will be retroactive as of January 1, 2004. Deferred tax assets related to tax loss carry forwards of Wanadoo SA generated before the merger date and unavailable for use by the new tax consolidation group have been provided for as of June 30, 2004 for a total of €309 million.

The deferred income tax charge for the France Telecom consolidated tax group is composed of:

•	the utilization of Orange France tax carry forwards for (€514 million),

•	a provision for depreciation of the Wanadoo SA and Wanadoo France tax loss carry forwards for (€309 million),

•	the release of provisions for depreciation and discounting for €765 million and changes during the period of (€324 million).

The discount rate used to determine the provision to discount deferred tax assets is 4.5% (as opposed to 5.5%, which was used previously). The impact of this modification for the new consolidated tax group as of June 30, 2004 is €261 million.

France Telecom and its principal French subsidiaries underwent a tax audit for the years 1998 and 1999; the audit has now been completed, and reassessments relate primarily to timing differences in the taxable amounts.

Affected subsidiaries have communicated their comments to the French tax authorities. As it relates to the consolidated tax group, France telecom filed an official objection (réclamation contentieuse) with the taw authorities on July 15, 2004. France Telecom has contested €97 million of reassessments and paid €217 million for reassessments that they have accepted.

4.5	EMPLOYEE PROFIT SHARING

Pursuant to the Act of July 26, 1996 and French labor legislation, France Telecom has been subject to employee profit sharing requirements since January 1, 1997. The profit sharing agreement, signed with France Telecom’s labor unions, includes France Telecom’s French subsidiaries whose capital is owned, directly or indirectly, at more than 50%.

The charge, calculated as of June 30, 2004 according to the terms and conditions of the applicable agreement, amounted to €104 million, compared to €75 million for the six months ended June 30, 2003.

4.6	NET INCOME/LOSS FROM THE INTEGRATED COMPANIES

Net income from the integrated companies for the six months ended June 30, 2004 was €2,710 million, compared to €5,056 million for the six months ended June 30, 2003.

4.7	NET INCOME/LOSS OF AFFILIATES

For the six months ended June 30, 2004, equity in net income/loss of affiliates amounted to a gain of €5 million, compared to a loss of €111 million a year earlier.

This €116 million improvement was due mainly to:

•	the impact of the sale of Wind on July 1, 2003, which was formerly accounted for by the equity method; a loss of €70 million had been recorded for the first half of 2003;

•	the share of the zero income recorded with regard to BITCO / TA Orange for the six months ended June 30, 2004, compared to a loss of €36 million for the six months ended June 30, 2003, following the freezing of the value of the securities during the first half of 2004, a provision was reversed in the amount of the losses recorded by BITCO / TA Orange for the six months ended June 30, 2004;

•	improvement in the share of Radianz’ results (a subsidiary of Equant), which went from a negative €14 million for the first half of 2003 to €8 million for the first half of 2004.

Conversely, the results of companies accounted for by the equity method are affected by the sale of Eutelsat completed on April 28, 2003, with regard to which a profit of €24 million had been recorded for the first half of 2003.

4.8	GOODWILL AMORTIZATION

4.8.1	Goodwill Amortization

Completion of significant financial investments in connection with the Group’s international growth, especially in 2000, generated a significant volume of goodwill. The amount of the provision for goodwill amortization (excluding exceptional amortizations) as of June 30, 2004, was €894 million, compared to €850 million as of June 30, 2003. Amortization, essentially over a period of 20 years, of such goodwill principally involved:

•	Orange for an amount of €665 million, including Orange PCS for €529 million, Orange SA for €83 million, and OCH for €38 million;

•	Wanadoo for an amount of €118 million, including Wanadoo Espana (formerly Eresmas) for €38 million, and Wanadoo UK (formerly Freeserve) for €32 million;

•	TP Group for an amount of €73 million;

•	Equant for an amount of €15 million.

The increase recorded between the first half of 2003 and the first half of 2004 is due primarily to the depreciation and amortization of the goodwill related to the repurchase of minority interests, on the one hand by Orange, within the framework of the public tender offer (offer publique de retrait) in October 2003 followed by the compulsory purchase (retrait obligatoire) finalized in April 2004, and, on the other, by Wanadoo, following the simplified mixed public tender and exchange offer finalized in April 2004.

This increase in amortization of the goodwill is, however, offset in part by the exceptional depreciations realized as of June 30, 2003, principally with regard to Wanadoo UK (formerly Freeserve), BITCO / TA Orange, QDQ Media and Mauritius Telecom.

4.8.2	Exceptional Goodwill Amortization

Goodwill relating to Equant was written down as of June 30, 2004 by way of exceptional amortization in an amount of €519 million, bringing the accounting value (Group’s share) back to Equant’s closing rate of €561 million for the six months ended June 30, 2004. In fact, the decrease in revenues which was realized as well as the risks associated with the continuance of a difficult economic and competitive environment, such as that seen during the first half of 2004, have led to a review of the outlook for the company.

For the six months ended June 30, 2003, the exceptional depreciations recorded, was €1,041 million and related principally to Wanadoo UK (formerly Freeserve) in the amount of €447 million, QDQ Media in the amount of €149 million (€245 million for the six months ended December 31, 2003) and Mauritius Telecom in the amount of €143 million as a share of the Group.

4.9	NET INCOME/LOSS OF THE CONSOLIDATED GROUP

Net income of the consolidated group was €1,302 million for the six months ended June 30, 2004, compared to an amount of €3,054 million for the six months ended June 30, 2003.

4.10	NET INCOME/LOSS

Taking into consideration minority interests, which amounted to €194 million for the six months ended June 30, 2004, compared to €532 million a year earlier, consolidated net income share of the Group was €1,108 million for the first half of 2004, compared to €2,522 million for the first half of 2003.

5. FINANCIAL DEBT, CAPITAL RESOURCES AND LIQUIDITY

5.1	FINANCIAL DEBT AND CAPITAL RESOURCES

At June 30, 2004, France Telecom recorded gross borrowings of €51.3 billion, including €46.9 billion in long- and medium-term debt and €4.4 billion in short-term debt. Cash and cash equivalents and marketable securities amounted to €3.3 billion at June 30, 2004, resulting in an amount of financial debt net of available cash of €47,959 million, compared to €44,167 million at December 31, 2003, and €49,329 million at June 30, 2003.

The amount by which financial debt was reduced, as compared to June 30, 2003, thus equaled €1.4 billion. Using a constant scope of consolidation (excluding the impact of the consolidation of Tele Invest and Tele Invest II and the vehicles from the programs for the sale of trade receivables - see Notes 1 and 8 to the Notes to Consolidated Financial Statements), the net financial debt was reduced by €5 billion.

At June 30, 2004, net financial debt increased by €3.8 billion compared to December 31, 2003, principally as a result of:

•	the impact of the consolidation of Tele Invest and Tele Invest II and of the vehicles used within the context of the programs for the sale of trade receivables for €3.6 billion as of June 30, 2004 by reason of a regulated evolution (see Notes 1 and 8 of Notes to the consolidated statements);

•	available cash flow[1] generated over the first six months of 2004 and totaling 1.1 billion. Except for acquisitions of Wanadoo and Orange minority shares, which total €2.3 billion (see Section 2.6.3. “Financial Investments”), this total equals €3.4 billion as of June 30, 2004.

•	dividends paid by France Telecom S.A. in the amount of €0.7 billion for the entire Group;

•	the defavorable effects of changes in exchange rates on debt of €0.3 billion, taking into account interests on TDIRA and Tele I and II for €0.2 billion.

The ratio of net financial debt to shareholders’ equity amounted to 3.13 at June 30, 2004.

5.1.1	Schedule of Net Financial Debt

The following table provides a breakdown of gross and net financial debt by category and contractual year of maturity, excluding accrued interest and after taking into consideration the impact of currency swaps.

	Period ended
(€ millions)	June 30 2005	June 30 2006	June 30 2007	June 30 2008	June 30 2009	June 30 2010 and beyond	June 30 2004	Dec 31 2003 historical	June 30 2003 historical
Bonds	4,084	7,906	3,045	5,345	947	18,497	39,804	44,485	50,942
Capital leases	27	24	61	19	21	183	335	355	406
Other long-term borrowings	385	2,756	2,653	347	272	349	6,762	2,981	4,888

Total long - and medium-term debt	4,496	10,686	5,759	5,711	1,220	19,029	46,901	47,821	56,236

Bank loans	64						64	197	1,352
Accrued interest on perpetual bonds redeemable for shares (TDIRA)	406						406	253	140
Treasury Bills	1,686						1,686	2	7
Overdrafts	655						655	973	1,005
Other short-term borrowings	1,574						1,574	145	157

Total other short-term debt	4,385	0	0	0	0	0	4,385	1,570	2,661

Gross financial debt	8,881	10,686	5,759	5,711	1,220	19,029	51,286	49,391	58,897

Marketable securities(2)	376						376	1,874	2,808
Cash and cash equivalents	2,951						2,951	3,350	6,760

Total cash and cash equivalents and marketable securities	3,327	0	0	0	0	0	3,327	5,224	9,568

Net financial debt	5,554	10,686	5,759	5,711	1,220	19,029	47,959	44,167	49,329

1.	Primarily bank loans that were long-term and medium-term form inception, and the long-term portion of current accounts of minority associate in subsidiaries.
2.	Of which €1,839 million at December 31, 2003 and €362 million at June 30, 2004 are related to SICAV de trésorerie and FCP. This is a variation of €1,477 million over the first six months of 2004.

France Telecom has negotiated cash collateral agreements, which may result in monthly payments with various banks, representing the mark-to-market impact of all off-balance sheet operations with these banks. In 2001, France Telecom issued borrowings denominated in foreign currencies (USD, CHF, JPY, GBP), which were generally swapped for euros. The rise of the euro resulted in a sharp decrease in the market value of off-balance sheet currency hedges, leading to an increase in amounts paid for cash collateral to €924 million at June 30, 2004 (€910 million in 2003). These amounts are included under “Other long-term assets.”

[1]	Free cash flow excluding asset disposals: free cash flow (net cash provided by operating activities, less net cash used in investing activities) excluding asset disposals and including investment of cash received from the capital increase in short-term marketable securities (SICAV de trésorerie), which are considered for accounting purposes as net cash used in investing activities. For the calculation of free cash flow excluding asset disposals, these short-term marketable securities are nevertheless considered as cash and included in this amount. (see Section 5.2, “Status of Liquidity.”)

The table below presents net financial debt by maturity at June 30, 2004.

€ millions	Long- term financial debt FT SA1	Long-term financial debt of subsidiaries[2]	Short- term financial debt FT SA3	Short-term financial debt of subsidiaries	Total gross financial debt	Marketable Securities of FT SA	Marketable Securities of Subsidiaries	Total net financial debt
2004	381	629	2,424	1,961	5,395	(1,375)	(1,953)	2,067
2005	10,048	375			10,423			10,423
2006	4,114	2,895			7,009			7,009
2007	3,122	626			3,748			3,748
2008	4,539	827			5,366			5,366
2009 and beyond	18,817	529			19,346			19,346
Total gross borrowings/net financial debt	41,021	5,881	2,424	1,961	51,286	(1,375)	(1,953)	47,959

1.	Including convertible, exchangeable of redeemable bonds and capital leases.
2.	€2,208 million with regard to Tele Invest and Tele Invest II.
3.	€1,388 million with regard to the consolidation of vehicles for the programs to sell trade receivables of France Telecom S.A. and Orange (See Notes 1 and 8 in Notes to Consolidated Financial Statements).

The average maturity of net financial debt decreased slightly to approximately 6 years at June 30, 2004 from 6.24 years a year earlier but has remained stable since December 31, 2003 and in particular, as a result of bonds in January 2004 in the amount of €2,476 billion at the time of the offering with an average maturity of 12.46 years.

France Telecom decreased the share of its fixed-rate debt, after swaps, from 99% at June 30, 2003 to 91% at December 31, 2003 and 74% at June 30, 2004. This change is due to the fact that old borrowings bear fixed rates whereas new issues, in the great majority, bear variable rates: €1 billion issued in January 2004, issuance of treasury bills (€1,686 billion outstanding at June 30, 2004) and EMTN issues at a variable rate in the amount of €2.4 billion for the first half of 2004.

5.1.2	Bonds and Other Debt Instruments and Repayments of Borrowings

The table below provides an analysis of bonds by issuer:

	Period ended
(€ millions)	June 30, 2004	December 31, 2003 historical	June 30, 2003 historical
France Telecom S.A. – Bonds convertible, exchangeable of redeemable into shares	3,285	6,838	8,110

France Telecom S.A. – Other bonds	34,351	35,072	39,403
Orange Group	32	512	1,057
TP Group	2,094	2,021	2,329
Others issuers	42	42	42
Total other bonds	36,519	37,647	42,831

Total bonds	39,804	44,485	50,942

•	France Telecom S.A.

During the first six months of 2004, France Telecom issued the following bonds:

•	Bonds (€1 billion) due in 2007, which bear interest at a variable rate (three-month Euribor + 0.250%)

•	Bonds (€750 million) due in 2012, which bear interest at a fixed rate (4.625%)

•	Bonds (£500 million, or €745 million at June 30, 2004) due in 2034, which bear interest at a fixed rate (5.625%)

In addition, the Group principally repaid the following three bonds:

•	On March 9, 2004, France Telecom S.A. redeemed, in advance of maturity, all outstanding bonds that were exchangeable into shares of ST Microelectronics, at par value, for aggregate cash consideration of €1,523 million,

•	On March 14, 2004, France Telecom S.A. redeemed bonds with a nominal value of €3,500 million, of which the balance was €3,450 million at December 31, 2003,

•	On April 1, 2004, France Telecom S.A. completed paying off the outstanding bond redeemable in France Telecom shares for €2,030 million. The reimbursement was at par.

•	Orange

On April 30, 2004, Orange plc exercised its option to redeem its bonds due in 2009. The bonds were redeemed on June 1, 2004 at the redemption price of £157 million and $275 million, respectively, for each of the respective series of bonds, i.e. approximately €460 million in total. On April 8, 2004, Orange plc committed to purchase approximately 75% of the remaining bonds due in 2006 and these bonds were redeemed on April 14, 2004, at a cost of $38 million, i.e. approximately €32 million. On June 24, 2004, Orange plc defeased the $7 million outstanding 2006 bonds, at a price of $8 million, i.e. approximately €7 million.

5.1.3	Credit Lines

All of France Telecom’s syndicated, bilateral lines of credit outstanding at December 31, 2003 or contracted during the first quarter of 2004 were cancelled during the first six months of 2004.

On June 22, 2004, a new syndicated line of credit amounting to €10 billion was signed by France Telecom S.A. This line of credit is composed of two tranches – the first (€2.5 billion) is due in 2005 and is renewable for one year and the second (€7.5 billion) is due in 2009. The new syndicated line of credit is not subject to any commitment with respect to the maintenance of financial ratios.

The financial conditions will be tied to the evolution of the credit rating of France Telecom as determined by Standard & Poor’s, Moody’s and Fitch. The initial financial conditions are as follows:

	Amount (in euros)	Maturity	Commission on Unused Lines of Credit	Margin
Tranche No. 1	2.5 billion	364 days renewable	8 basis points	27.5 basis points
Tranche No. 2	7.5 billion	5 years	11.5 basis points	35 basis points

No draw-downs were made on this line of credit during the first six months of 2004.

•	Orange

On February 4, 2004, a line of credit for a total amount of €1,428 million at December 31, 2003 (€367 million utilized at the same date) was cancelled and the used portion was subject to an early repayment. All pledges over assets held by Orange in the United Kingdom and the related covenants were released on this date (see note 12 of the Notes to the Consolidated Financial Statements).

5.1.4	Rating

At the date the financial statements were finalized, France Telecom’s credit ratings were as follows:

	Standard & Poor’s	Moody’s	Fitch IBCA
Long-term debt	BBB+	Baa2	A-

Outlook	Positive	Positive	Stable

Short-term debt	A2	P2	F2

On February 18, 2004, Standard & Poor’s upgraded France Telecom’s long-term debt rating from BBB to BBB+. On March 3, 2004, Moody’s upgraded France Telecom’s long-term debt rating from Baa3 to Baa2 and France Telecom’s short-term debt rating from P-3 to P-2. In addition, Fitch upgraded France Telecom’s long-term debt rating from BBB+ with a positive outlook to A- with a stable outlook.

At June 30, 2004, a portion of France Telecom’s debt (€14 billion of the outstanding balance) includes step-up clauses.

The upgrade of France Telecom’s rating by Standard & Poor’s on February 18, 2004 resulted in a 25-point basis point decrease in the coupon rate on bonds with a step-up clause, beginning with the coupon in February 2004 for the debt denominated in Swiss francs and issued in January 2001 and the coupons in March 2004 for the debt denominated in US dollars, euros, and pounds sterling and issued in March 2001. The positive impact of the upgrade by Standard & Poor’s is estimated to be €23 million before income taxes for 2004.

The upgrade of France Telecom’s rating by Moody’s on March 3, 2004 results in a 25-point basis point decrease in the coupon rate on bonds with a step-up clause, beginning with the coupons in March 2004 for the debt denominated in euros and pounds sterling and issued in March 2001 and the coupon in September 2004 for the debt denominated in US dollars and issued in March 2001. The delay between the date of the upgrade by Moody’s and the date of the upgrade by Standard & Poor’s explains why the positive impact (before income taxes) of the upgrade by Moody’s is estimated to be only €14 million for 2004.

5.1.5	Management of Covenants

Most of France Telecom’s financing agreements include customary covenants in case of default or material adverse changes affecting France Telecom S.A. and certain of its subsidiaries. As a result of these provisions, a significant default in payment or the accelerated maturity of a financial debt could result in a substantial portion, or almost all, of the borrowings of France Telecom coming due and the unavailability of its credit lines.

•	Following the cancellation of all syndicated lines of credit of France Telecom outstanding at December 31, 2003 during the first six months of 2004, France Telecom no longer has lines of credit that are subject to specific commitments related to maintenance of ratios (covenants).

•	Several amortization scenarios are possible for France Telecom S.A.’s receivable securitization programs: (i) standard amortization on the contractual maturity date of the programs at December 31, 2004 or December 31, 2007 (with renewable maturity), depending on the programs or (ii) accelerated amortization, notably in the event of a downgrading of France Telecom’s long-term debt rating to BB-. In the event of accelerated amortization, the securitization conduits stop participating in the financing of new receivables and cash received on previously divested receivables serves to repay holders of beneficial interests progressively.

Certain financial ratios also have to be respected in connection with Orange’s securitization programs (ratios of indebtedness and interest coverage for Orange France and Orange S.A.). If these ratios are not respected, the sale of receivables is discontinued in order to progressively repay the holders of beneficial interests with cash received.

•	As part of the sale of future State receivables accounted for as bank loans, France Telecom provides a guarantee to the receiving establishment concerning the existence and amount of the receivables sold and undertakes to pay a related indemnity.

•	TP S.A. has undertaken to respect certain financial ratios and targets. The principal ratio to be respected is TP Group’s ratio of net financial debt to EBITDA (as defined in the agreement with the financial institutions), which must be less than or equal to 3. The calculation of this ratio is established on the basis of international accounting standards and EBITDA (as defined in the agreement with the financial institutions) is calculated on a rolling 12-month basis.

•	In addition, France Telecom is also required to respect certain financial ratios on bank borrowings of Tele Invest and Tele Invest II, related to the financing of the purchase of shares of TP S.A. (see note 12 of the Notes to the Consolidated Financial Statements).

In that respect, France Telecom is required to respect the following financial ratios:

The ratio of EBITDA (as defined in the agreement with the financial institutions) to net interest expense must be greater than or equal to the following:

•	June 30, 2004: 3.25

•	December 31, 2004: 3.25

•	June 30, 2005: 3.50

•	December 31, 2005: 4

The ratio of net debt to EBITDA (as defined in the agreement with the financial institutions) must be less than or equal to the following:

•	June 30, 2004: 4.25

•	December 31, 2004: 3.75

•	June 30, 2005: 3.50

•	December 31, 2005: 3.00

The ratio calculations are based on the consolidated financial statements prepared under French GAAP in effect as of the contract dates. EBITDA (as defined in the agreement with the financial institutions) is calculated on a rolling 12-month basis, by using the data restated for acquisitions and disposals that took place within the preceding 12 months.

At June 30, 2004, the ratios calculated met the conditions required.

5.2	LIQUIDITY

The following table is a simplified presentation of the France Telecom Group’s consolidated statement of cash flows for the first six months of 2004 and 2003.

	Six months ended June 30,
(€ millions)	2004	2003 historical
Net cash provided by operating activities	5,960	4,474
Net cash used in investing activities	(3,340)	(4,007)
Net cash provided by (used in) financing activities	(3,058)	3,581

The following table is a presentation of the evolution of net cash flows from operating activities and net cash flows used in investments activities for the first sixth months of 2004 and 2003.

	Six months ended June 30,
(€ millions)	2004	2003 historical
Net cash provided by operating activities	5,960	4,474
Net cash used in investing activities	(3,340)	(4,007)
Free cash-flow	2,620	467
Increase in short-term marketable securities linked to the capital increase(1)	(1,477)	2,744
Free cash-flow, excluding the increase in short-term marketable securities	1,143	3,211
Proceeds from asset disposals	(19)	(1,199)
Free cash-flow, excluding asset disposals and the increase in short-term marketable securities	1,124	2,012
Partial acquisition of minority interests in Wanadoo	1,818
Acquisition of remaining minority interests in Orange	458
Free cash flow, excluding asset disposals, increase in short-term marketable securities liked to the capital increase, and acquisitions of minority interests in Wanadoo and Orange	3,400	2,012

(1)	Includes marketable securities such as those described in Section 5.1.1 “Schedule of Net Financial Debt”.

Excluding the increase in short-term marketable securities and proceeds from asset disposals, free cash flow amounted to €1,124 million for the first half of 2004, compared to €2,012 million for the year-earlier period. Excluding France Telecom’s acquisitions of minority interests in Wanadoo and Orange for a total of €2.3 billion (see section 2.6.3 “Financial Investment”), free cash flow amounts to €3.4 billion at June 30, 2004, reflecting the improvement in operating profitability and the control of capital expenditures and financial investments as a result of the TOP program, as well as a decrease in financial expenses.

5.2.1	Net Cash Provided by Operating Activities

Net cash provided by operating activities reached €5,960 million the first half of 2004, compared to €4,474 million in the first half of 2003, an increase of more than €1.5 billion. This significant change was due:

•	on the one hand, to the increase in operating income before depreciation and amortization of 4.5%, as well as to the decrease in interest due and more favorable exchange rates;

•	and, on the other hand, to the negative impact from the change in working capital requirements, which recorded an increase of €161 million in the first half of 2004, compared to an increase of €60 million in the first half of 2003.

The amount of net outstanding debt of the debt sold amounts respectively to €2,900 million at June 30, 2004 (€3,180 million at December 31, 2003) and the net residual interests amounts to €1,515 million at June 30, 2004 (€1,722 million at December 31, 2003).

5.2.2	Net Cash Used in Investing Activities

Net cash used in investing activities amounted to €3,340 million in the first half of 2004, compared to €4,007 million in the first half of 2003.

•	Purchases and Sales of Property, Plant and Equipment and Intangible Assets

Purchases of tangible and intangible fixed assets, net of changes in fixed assets vendors, decreased by €185 million and amounted to €2,573 million in the first half of 2004, compared to €2,758 million in the first half of 2003 (see the analysis of changes in investments in tangible and intangible assets in Section 1.2. “Ambition FT 2005 Plan” and in Section 2.6.1 – “Investments in Tangible and Intangible Assets Excluding UMTS/GSM Licenses”).

In addition, no proceeds from sales of real estate were accounted for on the books during the first half of 2004, compared to the recording of €419 million during the first half of 2003.

•	Acquisitions and sales of investment securities and acquired businesses and investments and sales of affiliates

Financial investments in the first half of 2004 amounted to €2,283 million, compared to €56 million for the first half of 2003 and related principally to the partial acquisition of minority interests in Wanadoo SA by France Telecom S.A. for €1, 818 million and the acquisition of the remaining minority interests in Orange SA by France Telecom S.A. for €458 million (see detail in Section 2.6.3 “Financial Investments”).

During the first half of 2004, net cash flow used in investment activities included only €19 million from the proceeds of the sale of investment securities. In comparison, net cash flow used in investment activities during the first half of 2003 included net proceeds from the sale of investment securities of €1,199 million. These proceeds related principally to the sale of Casema shares for €498 million, of Eutelsat shares for €373 million and of Sprint PCS shares for €286 million. The other proceeds from the sale of investment securities amounted to €42 million (essentially relating to Pramindo Ikat).

•	Net change in marketable securities and other long-term assets

In the first half of 2004, overall, marketable securities and other long-term assets reduced by €1,455 million, compared to an increase of €2,884 million during the first half of 2003 due to an increase in short-term marketable securities of €2,744 million in the first half of 2003, following the capital increase of €14,852 million (proceeds net of issuance costs and bank commissions) carried out.

5.2.3 Net	Cash Flow Provided by / (used in) Financing Activities

Net cash used in financing activities represented €3,058 million in the first half of 2004, compared to net cash flow provided by financing activities of of €3,581 million in the first half of 2003.

The principal financing activities in the first half of 2004 were the following bond issuances by France Telecom S.A. on January 23, 2004 (see detail in Section 5.1.2 “Bonds”):

•	bond issuance of €1 billion maturing in 2007,

•	bond issuance of €750 million maturing in 2012,

•	bond issuance of 500 million pounds sterling (or €726 million at the time of issuance) maturing in 2034,

EMTN also issued bonds with maturities in 2005, 2006 and 2009 were also issued during the first half of 2004 in a total amount of €2.4 billion.

Redemptions of long-term debt and reductions in bank overdrafts and short-term debt rose to €7,341 million during the first half of 2004.

Moreover, €617 million in dividends was paid during the first half of 2004, on account of France Telecom S.A.

During the first half of 2003, the net cash flow used in investment activities consisted primarily of the proceeds from capital increase over the first half of 2003, which totaled €14,852 million (net proceeds of issuance costs and bank commissions) as well as paid-down long-term loans and the reduction of bank deficit and short-term loans, for a total of €17,274 million.

6.	CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET COMMITMENTS

Contractual obligations and off-balance sheet commitments are described in Note 12 of the Notes to the Consolidated Financial Statements.

7.	ADDITIONAL INFORMATION

7.1	SUBSEQUENT EVENTS

Events occuring after the close, through July 26, 2004, are described in Note 14 of the Notes to the Consolidated Financial Statements.

7.2	IMPLEMENTATION OF IFRS (INTERNATIONAL FINANCIAL REPORTING STANDARDS) WITHIN THE FRANCE TELECOM GROUP

Pursuant to regulation no. 1606/2002 and IFRS standard 1, “Adoption of IFRS standards as an accounting rule”, the consolidated financial statements for the France Telecom Group for the fiscal year ending December 31, 2005 will be prepared on the basis of international accounting standards with a comparison to the financial statements for fiscal 2004 prepared using the same standards.

In order to provide the comparative data, France Telecom must prepare a balance sheet starting on January 1, 2004, the starting date for the application of the IFRS standards and the date from which the impacts of the transfer will be recorded in the assets.

Within this framework, the France Telecom Group put in place a project for conversion to international standards (IAS/IFRS) in July 2003, which enabled it to identify and deal with the main differences in accounting methods in June of 2004, to start preparing the balance sheet starting on January 1, 2004. Taking into account the novelty of certain IFRS standards, their weak track history from the point of view of practical experience, the limited number of interpretations, certain transactions of the Group are still being analyzed. At the end of that analysis will follow the presentations relating to the monthly orders and, in particular, the conversion of the profit and loss statements to the IFRS standards at the close. This project is part of a broader program that aims to enrich management reporting and set up a new consolidation/withdrawal method common to the entire Group. This new consolidation tool integrates, through its frame of reference (accounting plan), the changes necessary to be in conformity with the new international accounting standards.

To assure the homogeneity of the accounting policies and their implementation within the Group, the IFRS conversion project is being conducted by a central team that is directing the whole project for the Group and the sub-groups.

The main oversight bodies in place to assure the success of the project and measure its advancement exist at three levels:

•	A Program Steering Committee with the main components of the Group and sub-groups;

•	A Technical Committee in charge of pre-evaluating IFRS technical options and points, which includes the main actors of the Group, the subgroup and the auditors; and

•	A Program Strategy Committee, common to the IFRS/new consolidation and reporting projects, which includes both the Executive Officers and Financial Management.

At this stage in the project, the Group has identified the main differences between the evaluation and presentation methods of the international standards and the accounting principles and methods currently used by the Group, based on the best current understanding of the standards that will actually be applicable in 2005. Certain standards have appeared in their definitive version during the first half of 2004 and are in the process of being analyzed and their effects have not been determined. The principal discrepancies can be summarized as follows:

•	Presentation of financial statements: the international standards may significantly modify the presentation of the income statement, especially by eliminating the concept of non-operating income and expenses and reintegrating amortization of goodwill into ordinary operating income. As permitted by IAS Standard 1, the Group has decided to present its profit and loss statement according to type, in order to be better able to respond to the requirements of investors by aligning its accounting profit and loss statement with its financial communications.

•	Research and development expenses: a portion of the development expenses incurred by the Group must be capitalized in accordance with the provisions of IAS Standard 38. Only the development expenses for which appropriate documentation exists will be capitalized, which should limit the retrospective treatment to two years (2002 and 2003).

•	The market shares recognized within the context of acquisitions in the statements using the French standards correspond, according to IAS Standard 38, to the subscriber bases which are depreciable. According to the IFRS, the subscriber bases will substitute themselves for the market shares for their amount, net of depreciation.

•	Deferred taxes: contrary to the provisions of Regulation CRC 99-02 relating to consolidated financial statements, IAS Standard 12 requires the recording of deferred tax liabilities pertaining to intangible fixed assets recognized at the time of business combinations; conversely, it prohibits the discounting of deferred taxes.

•	The application of IFRS Standard 2 (payment in shares) will result in the accounting for stock subscriptions or purchase options granted by the Group to its employees as expenses. The accounting treatment of the liquidity contract implemented within the context of the purchase of the Orange minority interests is in the process of being analyzed; the option for the Group to restate all of the plans or only those implemented after November 7, 2002 will be decided in accordance with that accounting treatment.

•	Other standards not yet approved by the European Union (financial instruments) are likely to have an impact on the financial statements for fiscal 2005 and for 2004 on a comparable basis, if they are applicable in full to companies listed in the European Union for fiscal years beginning on January 1, 2005. In particular, the standards relating to financial instruments provide for the breakdown of hybrid financial instruments, such as convertible bonds or perpetual bonds redeemable for shares [TDIRAs] (which would largely be assimilated to a debt instrument), into a debt portion and an equity portion.

•	Lastly, the standard concerning the first adoption of IAS/IFRS contains specific provisions for the first adoption of the standards as an accounting frame of reference. At this stage, the Group is tending towards the following options:

•	the non-reprocessing of business combinations that occurred before January 1, 2004,

•	conversion variances recorded in shareholders’ equity today will be zeroed out;

The discrepancy identified in the management report of December 31, 2003 with regard to IAS Standard 27 relating to consolidated statements and its interpretation in SIC-12, which leads one to consolidate all of the controlled entities, even if the Group does not hold any participation in the entity controlled, should not have any substancial effect. Similar provisions have been introduced into French accounting rules on January 1, 2004 (see Note 1 of the Notes to the Consolidated Financial Statements).

7.3	GLOSSARY

ARPU – Orange: annual average revenue per user (ARPU) is calculated by dividing network revenues (outgoing traffic, incoming traffic, network access fees, revenue from roaming by customers of other networks, and revenues arising from value added services) generated in the immediately preceding 12 months by the weighted average number of customers during the same period. The weighted average number of customers is the average of the monthly averages for the period in question. The monthly average is the arithmetical average of the number of customers at the opening and closing of the month. ARPU is expressed on a revenue per customer per year basis. Moreover, Orange France does not receive, in mainland France, revenues from other French wireless operators for calls initiated from their networks that terminate on Orange France’s network (“Bill and Keep” principle). The situation is different in certain other countries, such as the United Kingdom. As a consequence, ARPUs for France and the U.K. are not directly comparable.

ARPU – Wanadoo: annual average revenue per user (ARPU) is calculated by dividing connection revenues (subscription revenues and revenues paid by telecommunications operators for non subscription offers) since the beginning of the year by the average number of customers during the period in question, divided by 12. The average number of customers during the period is the monthly average of the number of customers for the period. The monthly average number of customers is calculated as the sum of the number of customers at the opening and closing of the month divided by two.

AUPU – Orange: average monthly usage per user (AUPU) is calculated by dividing the total minutes used over the preceding 12 months (outbound calls, inbound calls and roaming calls) by the weighted average number of customers for the same period. AUPU is expressed in minutes on a monthly basis per customer.

Average number of employees (full-time equivalent): Average number of employees working during the period, expressed on a pro-rata basis to their length of employment.

CAPEX: investments in tangible and intangible assets, excluding GSM and UMTS licenses and investments financed through capital leases. See Note 3 of Notes to the Consolidated Financial Statements.

Figures on a comparable basis: figures at a constant exchange rate are presented for the preceding period on a comparable basis. The presentation consists in retaining the results for the period that has ended and restating the results for the corresponding period of the previous year, in order to reflect the scope of consolidation over comparable periods while eliminating the effects of exchange rate fluctuations. The effect of exchange rate fluctuations is eliminated by applying to the previous period the average exchange rates used for the income statement for the period that has ended.

Free cash flow excluding asset disposals: free cash flow (net cash flow provided by operating activities, less net cash flow used in investing activities) excluding asset disposals and including investment of cash received from the capital increase in short-term marketable securities (SICAV de trésorerie), which are considered for accounting purposes as net cash used in investing activities. For the calculation of free cash flow excluding asset disposals, these short-term marketable securities are nevertheless considered as cash and included in this amount.

Net financial debt: Gross borrowings net of cash, cash equivalents and marketable securities.

Number of employees (employees active at the end of the period): Number of employees working on the last day of the period.

OPEX: Operating expenses before depreciation and amortization of tangible and intangible fixed assets and before amortization of actuarial adjustments to the early retirement plan (see Note 4 of the Notes to the Consolidated Financial Statements).

OPEX excluding personnel costs: Operating expenses before depreciation and amortization, excluding personnel costs, and comprised of external purchases and other charges.

Operating income before depreciation and amortization [REAA]: Operating income before depreciation and amortization of tangible and intangible fixed assets and before amortization of actuarial adjustments in the early retirement plan, or operating income before depreciation and amortization.

Operating income before depreciation and amortization less CAPEX [REAA-CAPEX]: Indicator of operating income before depreciation and amortization of tangible and intangible fixed assets and before amortization of actuarial adjustments to the early retirement plan, or operating income before depreciation and amortization, less investments in tangible and intangible assets, excluding GSM and UMTS licenses, and investments financed through capital leases.

Orange network revenues: Orange network revenues include revenues (voice, data and SMS [text messaging]) resulting from the use of the wireless network and include traffic from Orange’s own subscribers and traffic generated by other operators. They represent the most relevant recurring revenue of the wireless activity and are directly correlative to performance indicators.

Orange [subscriber] acquisition costs: The customer acquisition cost corresponds to the sum of the expenses for the acquisition of handsets sold which are recorded in the “cost of services and products sold”, and commissions paid to distributors, recorded in “selling, general and administrative expenses” from which are deducted the revenues received from the sale of handsets, for each new customer.

Orange [subscriber] retention cost: The retention cost per customer corresponds to the sum of the expenses for the acquisition of handsets sold which are recorded in “cost of services and products sold”, and commissions paid to distributors, which are recorded in “selling, general and administrative expenses” from which are deducted the revenues received from the sale of handsets, for each customer who renews his or her contract with Orange.

Personnel costs: See Note 4 of the Notes to the Consolidated Financial Statements. Personnel costs included in the determination of operating income before depreciation and amortization are net of capitalized personnel expenditures but include payroll taxes and other charges.

Personnel expenditures: Personnel expenditures include capitalized personnel costs and exclude payroll taxes.

Commercial expenses: External expenditures related to purchases of terminals to distribution commissions and to advertising expenses.

Statutory figures: statutory figures are shown before the elimination of inter-segment operations.

TDIRA: Perpetual bonds redeemable for France Telecom shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: August 3, 2004	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information